Annual Report 2025

Summary 2025 Summary 03 05 07 13 18 2025 Highlights  Message from Global CEO About Inter  Our Ecossystem  Our Strategy 19 20 24 30 31 37 39 41 The vision Financial Strategy The Execution The Core Enablers Tech & AI Credit Engine Risk Management People & Culture 48 52 53 60 62 67 Other Information 68 69 73 About the report  Glossary Disclaimer Market positioning and opportunities Corporate Governance  Corporate Structure Regulatory Environment & Compliance ESG

2025 Highlights  2025 2025 Highlights Transaction volume TOTAL CLIENTS 43.1mm 6mm Global Clients 3mm Business Clients R$1.8 tri Total payment volume (TPV) 4Q25 Run Rate Loan Portfolio +36% R$48.3bn R$35.6bn Net Income R$1,312mm +45% ROE1 11.1% +2.7 p.p. 13.8% R$907mm 2024 2025 2024 2025 2024 2025 Note 1: Non-IFRS Financial Measure. For a reconciliation with most comparable IFRS measure, please refer to the glossary of this presentation. 03

2025 Highlights  2025 Client trust & Satisfaction1 #7 Most powerful brand in Brazil Brand Finance 2025 #2 Best bank in Brazil Forbes #3 Strongest bank brand Brand Finance 2026 Engagement Logins per day3 21.5mm Rule of 50 in 2025 45% Revenue growth 31.3% + ROE1 13.8% 4.8 Google Play2 85 NPS24.9 App Store2 Note 1: Non-IFRS Financial Measure. For a reconciliation with most comparable IFRS measure, please refer to the glossary of this presentation. Note 2: As December/2025. Note 3: The login volume used in this calculation was based on the average of total logins per day of December/25. 04

2025 Message from Global CEO

Message from Global CEO 2025 Driving sustainable growth and building for the future At Inter, our purpose is to create a world where interactions between people generate more value. In 2025, we saw exactly what happens when that value compounds at scale. With every engagement within our Super App, whether it is a client learning about finance, organizing their savings, or accessing credit, these interactions build trust and drive our ecosystem forward.  By relentlessly focusing on this mission, we delivered exceptional results and continued to build Inter for the long term. We closed the year with 43 million clients, and our disciplined execution translated into robust financial performance, highlighted by a fourth-quarter net income of R$374 million and a 15.1% annualized ROE1.  These milestones represent a powerful validation of our 60-30-30 strategic business plan, our ambitious roadmap to reach 60 million clients, a 30% efficiency ratio1, and a 30% ROE that sets the stage for our new north-star, which we call the Rule of 50— a clear benchmark where the sum of our revenue growth rate and return on equity consistently meets or exceeds 50 percent. Achieving this balance of rapid growth and increasing profitability is only possible because of our structural technology advantages: our proprietary 3SA approach, Single, Smart, Super App, and the deep analytical capabilities powered by “Inter Data Vault.”  The 3SA framework ensures that, as we expand, every new product integrates seamlessly into a single ecosystem, lowering our cost to serve while maximizing convenience for the client. In turn, the immense volume of data generated by the 3SA fuels our Data Vault, creating a secure, centralized foundation that scales powerful insights across our entire business. By feeding this unified data into our ongoing advancements in AI, we continuously refine our credit models, anticipate client needs, and transform millions of daily interactions into highly personalized, frictionless experiences. I invite you to explore the rest of this annual report, where we explain our unique business model in detail and demonstrate how we are positioned to continue delivering value for years to come. Thank you for your continued trust and partnership. Note1: Non-IFRS Financial Measure. For a reconciliation with most comparable IFRS measure, please refer to the glossary of this presentation. João Vitor Menin Global CEO 05

2025 About Inter

About Inter 2025 Who we are For decades, the traditional financial sector was characterized by complexity, concentration, and high costs. We built Inter to simplify financial life through a single digital ecosystem that combines banking, credit, investments, insurance, shopping, loyalty, and global solutions. The year 2025 marked the 10-year anniversary of our digital bank account launch, the 1st in Brazil. In 2015, we challenged the status quo of legacy institutions by launching this 100% digital and free checking account. Over the past decade, we have continuously evolved our product offering to cover every major step in our customers' financial journeys. As a result, we have grown into one of the largest digital financial platforms in the world, closing 2025 with more than 43 million customers. We are more than a bank. We are an integrated platform that brings together banking, credit, investments, insurance, shopping, loyalty, and global experiences in one place: our 3SA — Single, Smart, Super App. Powered by cutting-edge technology and artificial intelligence, our 3SA can deliver hyper- personalized experiences for each of our customers. 08

About Inter 2025 Each vertical increases product adoption, produces data, deepens principality, and raises ARPAC1. These seven verticals are the engine of our ecosystem. Rather than operating in silos, they are interconnected to drive deeper engagement, lower customer acquisition costs, and maximize client lifetime value. Every time a customer shops, invests, or uses credit within the app, they generate data that allows us to hyper-personalize their experience, anticipate their needs, and cross-sell more efficiently. This seamless integration across multiple daily touchpoints is exactly how we bring our core purpose to life: To create a world where interactions between people generate more value. Investment Insurance Shopping Global Loyalty Credit Banking Note1: Non-IFRS Financial Measure. For a reconciliation with most comparable IFRS measure, please refer to the glossary of this presentation. 09

About Inter 2025 To create:  because future is not given — it needs to be built, imagined, and innovated A world: because our ambition is global To create a world where interactions between people generate more value. Interactions between people: because we believe that human relationships go beyond transactions — they humanize. More value: because the value we generate goes beyond finances and impacts people's lives in a broader and more lasting way. 10

About Inter 2025 A Decade of Digital Transformation 1994 2014 Foundational years, regional reach Operating under the name "Intermedium Financeira",   it began its activities with mortgage lending, insurance, and investment services on a regional scale. 2015 Start of the digital banking disruption Launch of the first 100% digital checking account in Brazil, completely free of fees, marking our entry into retail banking. 2016 Mobile first platform and product diversification Launch of our mobile app, introduction of a multi-function Mastercard (credit + debit), and start of foreign exchange operations. 2017 Rebranding and modernization Intermedium becomes "Banco Inter," reflecting the modernization and evolution of the company. 2018 B3 IPO and cloud-native infrastructure 1+ MM clients First digital bank to conclude an IPO at B3 (Brazilian Stock Exchange) and the first bank in Latin America to operate 100% in the cloud. 2019 Super App expansion across Brazil 4+ MM clients Raised R$1.2 billion in a follow-on offering on the B3 stock exchange and launched Inter Shop, the e-commerce vertical. 11

About Inter 2025 2020 2021 2022 Capital reinforcement 8+ MM clients Raised another R$1.2 billion in a new follow-on offering on the B3 stock exchange and began operations of Inter Asset. Global Ecosystem Foundation 16+ MM clients Raised R$5.5 billion in a third follow-on offering on the B3 stock exchange and began Inter's expansion in the US. Nasdaq listing  24+ MM clients Migration of the B3 shareholder base to Nasdaq and launch of Inter’s Global Account. 2023 Loyalty and Engagement as focus 30+ MM clients Launch of the 7th vertical – Loyalty- with Loop Rewards Program and obtained the brokerage license in the US through Inter&Co Securities. 2024 Financial Super App Consolidation 36+ MM clients Launch of new products and features such as the Forum, acquisition of 100% of Granito (renamed Inter Pag). 2025 Sustainable Balance between Growth and Profitability +43 MM clients Launch of new products and features such as "My Credit" in the App journey, "My Piggy Bank by Goals", Private Payroll Loan, USD Credit Card. 12

2025 Our ecosystem

Our ecosystem 2025

Our ecosystem

Inter was built on a foundational conviction: people's financial lives should not be fragmented across different applications, platforms, and institutions. To solve this structural inefficiency, we developed a model that centralizes everything our clients need into a single, seamlessly integrated digital environment. We define this architecture as the **3SA: Single, Smart, Super App.**

3SA: Single, Smart, Super App

This ecosystem comes to life through a proprietary product architecture built on three defining principles:

It is "Single": We operate a unified global design and a single technological stack. By integrating over 180 products, we eliminate operational barriers across services, currencies, and geographies. This ensures a frictionless user journey and a unified login experience, regardless of how the client interacts with our platform.

It is "Smart": Our platform operates based on two core artificial intelligence (AI) capabilities. First, our AI-powered hyper-personalization engine ensures that every client experiences a unique, tailor-made version of the app. By continuously analyzing individual financial habits, life stages, and preferences, the platform dynamically adapts its interface to surface the most relevant products, optimizing discovery and maximizing cross-selling efficiency. Second, this intelligence is made directly accessible to our users through Seven, our proprietary multi-agent AI tool. Available directly within the app, Seven operates as an interactive assistant, providing clients with proactive guidance and seamlessly executing tasks to elevate their daily digital experience.

It is a "Super App": Our platform extends fundamentally beyond traditional banking by encompassing seven distinct business verticals. This comprehensive suite of services—spanning everyday banking, credit, investments, shopping, insurance, loyalty, and global accounts—equips our clients with the tools to manage their complete financial lives. It is this breadth of interconnected solutions, engineered to support every stage of the customer life cycle, that distinguishes our offering from a conventional financial utility and defines it as a true Super App, creating engagement and cross sell opportunities.


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Our ecosystem 2025 Our product offering is organized into seven core business verticals Rather than operating in silos, each product complements and enhances others. The strength of this design lies in its product synergy: the more verticals a client engages with, the more value they extract from the platform. This multi-product adoption increases our Average Revenue Per Active Client (ARPAC)1 and dilutes the marginal cost of service, creating a virtuous circle where product engagement directly funds continuous innovation. Banking Deposits PIX Debit & more Credit Mortgages Payroll Loans Credit Cards & more Investments Fixed Income Investment Funds Stock Trading Platform & more Shopping Gift-cards Top-ups e-commerce platform & more Insurance Life insurance Travel insurance Health insurance & more Loyalty Earn and burn loop points  Global Remittances USD credit card Global Investments & more Note 1: Non-IFRS Financial Measure. For a reconciliation with most comparable IFRS measure, please refer to the glossary of this presentation. 15

Our ecosystem 2025 Cecilia Santos “ Client since: 06/29/2021 I learned Inter's Global Account through a friend's recommendation. At first, I was attracted to the gift cards and cashback opportunities during my trips to the United States. But over time, I realized that Inter offered so much more. The platform’s ease of use, competitive rates, and quality customer support won me over. Today, I use the Global Account for travel, invest in the Time Deposit to plan my upcoming trips, and recommend Inter to all my friends. Additionally, I have a Kids Account for each of my three daughters and also use Inter's Business Account. This reflects how much I trust the bank to manage both my personal and professional finances. I am very proud to be an Inter client. It’s an institution that conveys safety, convenience, and confidence at every stage of my financial life.” Fernando Morais “ Client since: 01/17/2018 I like being a client of Banco Inter because I see the institution as innovative, practical, and aligned with modern client needs. I also appreciate that the bank doesn't aggressively push products that don't align with my reality, making the relationship more transparent, straightforward, and trustworthy.” 16

Our ecosystem 2025 Gabriela Andrade Client since: 02/27/2020 “ I like Inter for the convenience of managing my entire financial life in one place. I use the credit card daily, participate in Loop, and also maintain savings in the Global Account, thinking about a future international trip. The app is easy to use, allowing me to handle everything without bureaucracy and to keep track of my finances with ease. For me, Inter offers convenience, organization, and tangible benefits that truly make a difference in my daily life.” Camila Rodrigues Client since: 06/09/2021 “ I opened my account at 14 years old, and now, at 21, I’m still using it. Inter has helped me develop financial organization and control from an early age while also teaching me to better manage my money. Over time, it became part of my daily routine for its convenience, the ease of resolving everything via the app, and the confidence it consistently gives me.” Debora Teixeira Client since: 05/28/2021 “ I really like Banco Inter because the app is extremely intuitive, user-friendly, and everything is very self-explanatory. I can resolve almost everything quickly and without bureaucracy. Another key point for me is not having to pay credit card fees while gaining access to a wide variety of services all in one place. I’ve had accounts with other banks, but Inter has undoubtedly been the best experience I’ve ever had. Congratulations on the convenience and quality of your digital service!” 17

2025 Our Strategy

Our Strategy 2025 The vision Inter's history is proof that vision is followed by execution.  From a 2,000 square foot office in downtown Belo Horizonte, Brazil, with approximately 50 employees Inter has grown into one of the largest digital financial platforms in the world, the #2 brand  in the banking industry in Brazil according to Forbes1. When Inter designed the first ever financial Super App in the Americas — 100% cloud-based, 100% digital, no branches — it was not following the market. It was creating a new one. To ensure this disruptive model could scale sustainably, we needed a sustainable operational roadmap to translate our technological advantage into consistent, measurable financial results.  Over the past three years, our execution was guided by the 60/30/30 plan—our north-star, aiming to reach 60 million clients, a 30% efficiency ratio2, and a 30% ROE2. This north-star drove significant operational and financial progress: we consistently expanded our client base, from 23 million to over 43 million, improved our efficiency ratio from 70.0% to 45.5%, and increased our Return on Equity (ROE) from negative to over 15%. With this strong momentum in place, our focus now shifts to the next phase of our strategic evolution, building on top of the 60/30/30 plan, which is called the “Rule of 50”. Note 1: According to Forbes, World's Best Banks 2026. Note 2: Non-IFRS Financial Measure. For a reconciliation with most comparable IFRS measure, please refer to the glossary of this presentation. Our North Star: the Rule of 50 Inspired by the Rule of 40 widely used in the technology industry, the Rule of 50 raises the bar by combining revenue growth and profitability as a year-over-year measure of the combination  of  revenue growth and ROE. It is not a destination with a deadline — it is a discipline that guides every strategic decision Inter makes, from now through 2029 and beyond. The vision for our future translates into three concrete execution priorities: Increasing client principality Growing our deposit franchise Expanding credit penetration 19

Our Strategy | 2025



Financial Strategy

Our financial strategy is governed by a singular north-star: the Rule of 50

Building on the successful foundation of our 60/30/30 plan, we have introduced the Rule of 50 as our new financial North Star. Inspired by the technology industry's Rule of 40, this metric raises the bar by combining our annual revenue growth rate and Return on Equity (ROE[1]) into a single benchmark to measure our performance over the next three years.

Having already operated at a combined level of 45% and 46% over the past two years, we are now targeting 50% each year through 2029. This is not merely an aspiration, it is financial discipline that dictates our capital allocation, product development, and operational efficiency.

Illustrative ROE + Net Revenue Growth (YoY)
In %


Buffer Zone
Rule of 50
Net Revenue Growth
ROE¹
38%
46%
45%
~50%
~50%
~50%
~50%
Growth
4%
11%
14%
Profitability
2023
2024
2025
2026E
2027E
2028E
2029E

Note 1: Non-IFRS Financial Measure. For a reconciliation with most comparable IFRS measure, please refer to the glossary of this presentation. Note 2: Total gross loan portfolio divided by total active clients.

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Our Strategy 2025 Inter By Design: The Engine Behind the Rule of 50 To achieve the Rule of 50, we rely on the Inter By Design concept, which comprises three mutually reinforcing components that together create a structural competitive advantage. Ultimately, the Inter by Design forms the bedrock of our sustainable profitability, ensuring we consistently execute the Rule of 50 and generate long-term value for our shareholders. by Design Sustainable Revenue Growth X Scalable Distribution Capabilities X Unique Cost Efficiencies = Profitable Growth 21

Our Strategy 2025 Scalable distribution capabilities Our 3SA –Single, Smart, Super App- approach structurally accelerates product adoption over time. For context, while it took 30 quarters for our savings deposits to reach 2 million clients, our loyalty program, Inter Loop, was born with more than 2 million active users on day one. By leveraging data- driven hyper-personalization, we know exactly when and how to offer the right product to the right client, making our distribution engine progressively more powerful and cost- effective as we scale. Active Clients per Product3  In millions 18.6 PIX 16.4 Inter Loop 7 6 5 Active Clients 4 3 2 1 0 1 3 5 7 9 11 13 15 17 19 21 23 25 27 29 Quarters of relationship Note 1: Products existed before 1Q19; however, the actual number of active clients is shown starting from 1Q20 to fit the graph scale. Note 2: Excludes clients who have only "CDB Meu Porquinho" linked products. Note 3: Non-IFRS Financial Measure. For a reconciliation with most comparable IFRS measure, please refer to the glossary of this presentation. Note 4: Market data from Banco Central do Brasil, excluding transactions outside of SPI. Sustainable revenue growth We deliberately focus our capital allocation on secured and payroll lending products—such as mortgages, home equity, FGTS credit, and payroll loans. These products offer interest rates that are sustainable for our clients and, consequently, highly resilient for our business, allowing us to actively avoid the high-volatility, 100%-plus APR unsecured segment. This is not just a risk management decision; it is a strategic conviction that the best long-term business is built with products we would confidently recommend to our own families. This focus is yielding clear results: in home equity, Inter has already surpassed its own Pix market share of approximately 9%4, while the trajectory across our FGTS and payroll portfolios continues sharply upward. Beyond our lending portfolio, a crucial driver of our sustainable revenue is our robust fee-based income. By offering a comprehensive suite of daily services—spanning card transactions, investments, insurance, and our shopping vertical —we generate highly diversified, recurring revenues. Because fee income is inherently capital-light, it structurally boosts our ROE3 without consuming capital, providing a highly resilient revenue stream that perfectly complements our credit operations and deepens client engagement. Revenue  In R$ millions 14,999 YoY +45% Total Gross Revenue 10,342 8,079 8,401 6,400 2,127 25% 4,753 1,943 30% 1,456 31% 3,297 69% 4,457 70% 6,274 75% +31% Total Net Revenue 21.5 Deposits Older Products 8.9 Debit Card1 Newer Products +9% Net Fee Revenue 5.6 Fixed Income (CDB1,2) 5.2 Credit Cards1 4.8 Piggy Bank +41% Net Interest Income 3.1 FGTS Loan 2.2 Savings Dep1 2023 2024 2025 22

Our Strategy 2025

Unique cost efficiency

This stems from a combination of two compounding advantages. The first is the lowest cost of funding[3] in Brazil, historically running at 65% of the CDI rate[1]. This is sustained by millions of clients who keep their money in their Inter accounts for everyday transactional needs, remaining stable regardless of the macroeconomic interest rate environment. The second advantage is a fully-loaded cost to serve[3] that is a fraction of what incumbent banks carry, and highly competitive against other fintechs when the entire operational cost base is accounted for.

Cost of Funding[1,3]
In % of CDI[2]


98%
-29p.p.
78%
-13p.p.
65%
Median of Fintechs
Median of Incubents
inter 2025

Cost-to-serve per active client[1,2,3]
In R$ monthly[3]


64
-83%
15
-27%
13
Median of Fintechs
Median of Incubents
inter 2025

Driving the Rule of 50 Equation

Together, these three components of Inter By Design directly fuel both sides of our Rule of 50 mandate. Sustainable revenue growth and scalable distribution drive our compounding top-line expansion, while our unique cost efficiency and capital-light fee income ensure that this growth translates directly into profitability.

Moving forward, our financial strategy translates the Inter By Design formula into profitability through our three core execution priorities, low cost of funding, increasing principality and expanding credit penetration.

By consistently growing our deposit franchise, we secure a highly resilient, low-cost funding base. This liquidity empowers us to safely expand credit penetration, deliberately deploying capital into secured and payroll lending segments where our cost and data advantages yield a structurally expanding net interest margin. Simultaneously, by deepening the banking relationship with each client to increase principality, we naturally drive higher fee income[3] and cross-selling without incremental acquisition costs. Because our technological infrastructure allows us to scale these revenues while keeping core expenses diluted, this cycle creates powerful operating leverage.

Ultimately, the synergy of these three execution pillars forms the bedrock of our sustainable profitability, ensuring we consistently deliver on our Rule of 50 commitment and generate long-term value for our shareholders.

Note 1: Peer data based on publicly available IFRS Financial Statements and operational data as of 4Q25. Cost-to- serve and Cost of Funding calculated for peers using Inter's methodology. Note 2: Active Clients figures reported by peers may use methodologies different from Inter's. For peers that do not disclose active clients, we assumed 70% of their total bank accounts as reported by the Central Bank of Brazil (as of December 2025). Note 3: Non-IFRS Financial Measure. For a reconciliation with most comparable IFRS measure, please refer to the glossary of this presentation.

23

Our Strategy 2025

The Execution

To consistently deliver high growth alongside expanding profitability, our on-the-ground execution is strictly anchored in three interconnected priorities:

- Increasing client principality
- Growing our deposit franchise
- Expanding credit penetration

These three pillars operate as a powerful economic flywheel. A robust deposit franchise provides the low-cost, resilient liquidity necessary to aggressively expand credit penetration. In turn, delivering a complete suite of credit and daily banking services naturally deepens client principality. This principality accelerates fee generation and drives our Average Revenue Per Active Client (ARPAC[1]) upward without requiring incremental acquisition costs.

Increasing Principality

Principality means becoming the clients primary financial relationship across deposits, payments, credit, investments, and daily engagement. And conquering the primary relationship with our clients is key. It is the most powerful economic engine in our ecosystem, and our internal metrics clearly validate this. In 2025, while our total account base grew by 20%, our base of principal clients grew by 30%—a definitive indicator that our engagement strategy is successfully outpacing pure acquisition.

Our 3SA framework–our Single, Smart, Super App-is the bedrock of our principality strategy.

Single - reduces friction

means one unified login and a frictionless experience across our products and services;

Smart - increases relevance

is powered by two distinct AI capabilities: data-driven hyper-personalization, which ensures every client experiences a unique interface tailored to their financial habits; and Seven, our interactive AI agent available directly within the app, providing clients with proactive guidance and a superior user experience.

and Super App - broadens daily use cases

represents the aggregation of over 180 products across seven distinct business verticals into one cohesive ecosystem.


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Note 1: Non-IFRS Financial Measure. For a reconciliation with most comparable IFRS measure, please refer to the glossary of this presentation.

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Our Strategy
2025

Growing our deposit franchise

At its core, Inter operates as a highly transactional digital bank. Over 22 million clients entrust us with their deposits in 2025, utilizing our platform both for long-term wealth accumulation and for their everyday liquidity needs. This deep transactional relationship forms a resilient and cost-effective funding[1] base, which is a fundamental pillar of our balance sheet strategy and a prerequisite for sustainable credit expansion.

Deposits are the fuel for credit expansion and ROE[1] trajectory.

The continuous increase in our ecosystem's engagement has scaled our volume to over 1 billion transactions per month. This high-frequency activity generates a highly stable operational float, allowing us to maintain an exceptionally efficient cost of funding, historically running at approximately 65% of the CDI rate (Brazil's primary interbank benchmark interest rate).

Our funding structure is characterized by robust organic growth and low concentration risk. In 2025, our on-balance-sheet deposit base reached R$73 billion, representing an annual growth rate of approximately 30%, supported by a broader financial ecosystem with total Assets Under Management (AUM) approaching R$200 billion. This liquidity pool is highly diversified, with a balanced distribution between retail individuals and business accounts.

Cost of Funding[1]
In % of CDI


98%
78%
65%
-32p.p.
-12p.p.
Median of Fintechs
Median of Incubents
inter
2025

Consistent Growth

Funding[1]
In R$ billions


31%
CAGR[3]
33
44
55
73
4Q22
4Q23
4Q24
4Q25

Highly Diversified
Deposits by client type


Individual Clients
60%
40%
SME Clients

Expanding credit penetration

Expanding credit penetration is one of the key operational levers in our strategy to achieve the Rule of 50. The highly efficient, low-cost liquidity generated by our deposit franchise provides the advantages needed to scale our loan book competitively.

As of December 2025, our active clients[1] had, on average, R$1.9 thousand in loans with us. Currently, out of our 43 million total clients, 8 million are active credit clients. This implies that the vast majority of our base remains underpenetrated in credit, representing a massive embedded growth opportunity. Because these clients already use Inter for their daily transactional needs, our Data Vault has profound visibility into their financial behavior.

This structural advantage enables us to scale our credit portfolio organically. By pre-approving and cross-selling tailored credit solutions to an engaged user base, we drive expansion at near-zero marginal customer acquisition costs (CAC). Crucially, this growth is executed through a controlled, data-driven framework that adheres to our secured and payroll lending principles.

Note 1: Non-IFRS Financial Measure. For a reconciliation with most comparable IFRS measure, please refer to the glossary of this presentation. Note 2: Total gross loan portfolio divided by total ac&ve clients. Note 3: Represents the compound annual growth rate.

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Our Strategy 2025 To translate this structural advantage into sustainable profitability, our capital allocation is highly deliberate. We focus our credit execution on three main products: Private Payroll Payroll lending is a cornerstone of our strategy and a definitive proof of concept that secured lending can be scaled effectively in retail banking. Rooted in our Inter By Design framework. In particular, the new private payroll loan offers sustainable, lower interest rates compared to traditional unsecured personal loans, driving healthy, long-term client relationships. Importantly, this growth is purely accretive and does not cannibalize our other credit lines. Operating in a rapidly expanding addressable market—which recently surpassed R$100 billion and is projected to exceed R$200 billion—our disciplined underwriting approach has yielded remarkable results. In 2025, this portfolio reached R$1.9 billion, serving approximately 447,000 clients and capturing a 2.5% market share3. With much more room to grow, we are capitalizing on our unique distribution power to capture this market at scale. We achieve this by leveraging highly efficient, frictionless distribution channels, which include our 3SA approach, direct integrations with government databases, and a newly launched WhatsApp underwriting channel. This seamless distribution not only drives volume but also fosters deep recurrence, as clients repeatedly choose Inter for their credit needs without any physical friction. Supported by our structural advantages in cost of funding and cost to serve2, the unit economics of our private payroll clients are exceptionally strong. A private payroll client holds 2x more products with Inter, demonstrating deep cross-selling, and consequently, their ARPAC2 multiplies roughly fourfold. Most importantly, we are originating these loans at a marginal ROE2 exceeding 30%, firmly embedding this high-profitability discipline into our corporate culture and directly fueling the Rule of 50. Private Payroll Real Estate Loans Private Payroll Portfolio  In R$ billions, active clients in thousands 447 1.9 Active Clients2 Portfolio 282 1.3 Credit Cards 0.2 1Q25 3Q25 4Q25 +30% marginal ROE1, 2 Note 1: Managerial ROE considering new loans underwritten during 1Q26. Including overhead expenses. Note 2: Non-IFRS Financial Measure. For a reconciliation with most comparable IFRS measure, please refer to the glossary of this presentation. Note 3: Market data from Banco Central do Brasil, from December 2025 and December 2024. 26

Our Strategy 2025

Real Estate Loans

Real estate encompasses our mortgage and home equity portfolios—collateralized, long-duration assets that secure client principality for decades. With over 20 years of expertise in this segment, we position ourselves at the center of our clients' most significant life events, whether they are purchasing a home, restructuring their finances, or raising capital to build a business.

Historically, legacy banks relied heavily on earmarked savings accounts (poupança) to fund real estate loans. As financial education improves in Brazil, those savings balances are consistently declining in favor of better investment alternatives, forcing the industry to transition toward market-based funding[1] and pricing. Because Inter's balance sheet is already natively built on highly efficient, market-based funding, this macroeconomic shift acts as a powerful external tailwind for our growth. It is worth mentioning that this is the largest credit pool in Brazil, representing a nearly R$1.4 trillion market, and we are strategically positioned to capitalize on this massive structural shift.

Right to win:

- Low Cost to Serve[1]
- Low Cost of Funding[1]
- Automated offers and approvals
- Industry shift to market-based funding

In 2025, our mortgage portfolio grew at four times the market average, while our home equity portfolio—where we already command an approximate 10% market share—grew at twice the market pace. This rapid expansion is driven by internal operational leverage, not by scaling headcount. By extensively deploying AI across our operating areas, we have fundamentally accelerated our underwriting process.

The unit economics of these portfolios deeply reinforce our Rule of 50. Real estate clients are highly engaged, exhibiting twice the cross-sell adoption of an average client. Driven by average ticket sizes ranging from R$400,000 to R$600,000, their ARPAC[1] is exceptionally high. Most importantly, we have dispelled the industry myth that real estate lending produces low returns, through our proprietary execution model, we are originating these long-term, secured loans at a marginal ROE[1] exceeding 25%.

Mortgage portfolio[2]
In R$ billions, active clients in thousands


17.6
21.6
23.4
Active Clients[1]
6.1
7.9
8.7
Portfolio
4Q24
3Q25
4Q25

+25% marginal ROE[1]

Home Equity Portfolio
In R$ billions, active clients in thousands


5.3
6.1
6.7
Active Clients[1]
3.4
4.2
4.6
Portfolio
4Q24
3Q25
4Q25

Note 1: Non-IFRS Financial Measure. For a reconciliation with most comparable IFRS measure, please refer to the glossary of this presentation. Note 2: SBPE and SFI.

27

Our Strategy 2025 Credit cards Credit cards serve as a central driver of client principality, directly supporting our Rule of 50 financial targets. Since the launch of our 60/30/30 business plan, the product has delivered consistent volume expansion, recording a 23% compound annual growth rate (CAGR) in Total Payment Volume (TPV), alongside a 30% expansion in the credit portfolio. This volume growth is not an isolated objective, but a calculated operational lever to deepen client engagement and increase transaction frequency across the Inter ecosystem.  The profitability of the credit card operation is driven by the structural reshaping of our portfolio, an internal initiative focused on optimizing the revenue mix. Over a 24-month period, we shifted the portfolio composition from 80% transactors to 75% transactors, proportionally increasing the interest-earning segment. This strategic reshaping expanded our net interest margins, resulting in a 14 percentage point improvement in the product's Earnings Before Taxes (EBT4). Through this disciplined capital allocation strategy, the credit card vertical successfully transitioned into a highly profitable operation for the company. Our external strategy focuses on providing clients with predictable financial obligations and lower interest rates, aligning with our broader movement toward secured and lower-risk lending products. When predictive models identify clients facing potential financial hardship or moving toward revolving balances, we proactively offer structured installment plans. To support this, we expanded our collection and installment architecture from five to nine distinct product offerings over the last year.  This proactive approach successfully migrates clients from revolving credit, with average rates of 16%, to installment plans at 9%. By converting volatile revolving balances into predictable, fixed installments, the company addresses the fundamental retail need for payment predictability in the Brazilian market. This structural shift improves client financial health while simultaneously reducing credit risk and enhancing the overall profitability of the portfolio. Credit Card Portfolio Breakdown  In R$ billion 30% YoY 15.3 1.5 10.4% 2.0 13.0% +29% Total 14.0 1.5 10.4% 1.8 12.8% +89% Installments with Interest1 +38% Revolving + Overdue211.8 0.8 6.9% 1.4 12.1% 11.7 76.9% +23% Transactor310.7 76.8%9.6 80.9% 4Q24 3Q25 4Q25 Note 1: Revolving credit installments converted into an installment plan with interest, including restructuring products such as invoice installment plans. Note 2: Balance of customers who did not fully pay their invoice on the due date, including revolving credit and overdue installments. Note 3: Customers who fully pay their invoice balance each cycle, without incurring interest. Note 4: Non-IFRS Financial Measure. This metric represents credit card business earnings before income taxes divided by credit card business total net revenues, as derived from the managerial credit card profit and loss statement (P&L). Revenues include credit card interchange fees, interest income from credit card loans, renegotiated receivables, and other related revenue streams. Expenses encompass costs directly and indirectly attributable to the credit card business, including, but not limited to, cashback expenses, data processing costs, allocated personnel expenses, and overhead allocations. 28

Our Strategy | 2025

Credit Cards: Driving Principality and Engagement


Credit Cards NPL > 90 Days per Cohort[1,2]
In %
4Q25
4Q21
3
4
5
6
7
8
9
10
11
12
Months of relationship

The expansion of our credit card operations is systematically underpinned by rigorous risk management. Cohort delinquency is managed by design, utilizing predictive AI models to monitor and adjust credit limits dynamically. Our risk framework identifies early delinquency trends in under a month, allowing management to swiftly calibrate exposure. This agility provides the necessary comfort to grow the portfolio, ensuring the company can accurately forecast and absorb anticipated losses while sustaining the product's strategic role in driving principality.


R$ 1.234,00
inter

Note 1: Cohorts defined as the first date when the client has his limit available. NPL per cohort = NPL > 90 days balance of the cohort divided by total credit card portfolio of the same cohort. Note 2: Non-IFRS Financial Measure. For a reconciliation with most comparable IFRS measure, please refer to the glossary of this presentation.

29

Our Strategy 2025 The Core Enablers The Core Enablers The pursuit of the Rule of 50 as our financial North Star—driven by our Inter By Design formula and the targeted expansion of principality, deposits, and credit—demonstrates our ability to scale with superior unit economics. However, sustaining this rare balance of rapid top-line growth and expanding margins requires a deeply ingrained structural foundation. Transforming high- frequency engagement into long-term profitability does not happen by chance, it requires proprietary infrastructure and unwavering discipline. i. Tech & AI ii. Credit Engine iii. Risk Management iv. People & Culture Together, these four enablers form the engine of our ecosystem. They are the structural reasons why Inter is uniquely positioned to scale profitably.  30

Our Strategy 2025 The Core Enablers Tech & AI Tech & AI Behind the frictionless experience of our 3SA framework lies a proprietary technological infrastructure that structurally differentiates Inter from the market Operating with 100% of our infrastructure in the cloud—a transition that established us as the first bank in Latin America to fully adopt this model— we utilize a highly scalable architecture based on platformization.  By systematically standardizing and reusing core technological components across banking, credit, and investments, our single codebase allows us to deploy products efficiently and expand into new geographies. This unified architecture provides the structural leverage required to scale our operations without a proportional increase in capital expenditure. 31

Our Strategy 2025 The Core Enablers Tech & AI Smarter insights Inter Data Vault: the power of our data platform  This technological foundation supports a continuous and compounding data advantage. The Inter Data Vault aggregates intelligence across all seven verticals of our ecosystem, and more than 180 products.  This data generation operates at significant scale. Giving some examples we process 18 million daily Pix transactions¹, generate 6.5 million geolocation triggers2 to offer targeted commercial promotions, and capture deep behavioral insights through our investment Forum.  Securely managed through hundreds of pipelines, this structured data acts as the prerequisite foundation for our predictive underwriting and generative AI capabilities, allowing us to process over 600 million credit predictions3 per month with high precision. Artificial Intelligence at Inter has fully transitioned from an exploratory technology to an enterprise-wide operating system. Over the past 3 years, we expanded our deployment from approximately 80 AI models in production in 2024, to roughly 550 in May 2026. Our pipeline remained robust, with approximately 350 new models under development and over 300 potential use cases mapped for future implementation.4 More data Better AI experiences More engagement Note 1 : Data referring to the amount of Pix transactions successfully processed in Mar/2026. Note 2 : Total number of Geolocation notifications sent in 2025 (considering Brazil and the United States, not representing distinct clients). Note 3 : Number of predictions made to support decision-making, during 2026. Note 4 : These are AI projects in the ideation or planning phase collected through interviews with executives. 32

Our Strategy | 2025 | The Core Enablers | Tech & AI

To ensure this technological deployment translates directly into our Rule of 50 objectives, our AI initiatives are systematically mapped across four value-creation quadrants.

In Front Office Services:
AI accelerates revenue generation by optimizing marketing segmentation, streamlining client onboarding, and enhancing customer service workflows. By leveraging predictive targeting and automated support, we significantly improve funnel conversion rates and lower overall customer acquisition costs.

Back Office Functions:
Everyday AI applications unlock substantial operational efficiency by automating administrative tasks across human resources, legal, finance, IT, and many others. This operational leverage is exactly what allows us to scale revenues rapidly while maintaining a stable corporate headcount. Central to this efficiency is our internal, model-agnostic generative AI platform, which provides our employees with direct integration to more than 20 enterprise-grade Large Language Models via AWS, Microsoft, and Google. Having surpassed 1 trillion AI tokens consumed[1], Inter operates its AI infrastructure at a global scale, utilizing these capabilities to drive profound, systemic cost efficiencies.


External Client-Facing
Internal Operations
Everyday AI
Game Changing AI
Marketing
Onboarding
Client Service
+ Revenue
Front Office Services
Super App UX
Personalization
Value Proposition
+ Principality
Product & User Experience
Back Office Services
+ Efficiency
Admin
Human Resources
Legal
Finance
Technology
Core Capabilities
+ Profitability
Development
Pricing
Underwriting & Risk
Operations

Product and User Experience:
AI deepens client principality through dynamic hyper-personalization, continuously adapting the Super App interface to individual behavioral profiles. This customized experience is further amplified by SEVEN, our proprietary, multi-agent AI tool for clients. By anticipating client needs and executing autonomous financial transactions—ranging from everyday transfers to loan origination—Seven systematically removes friction from complex client journeys, driving higher cross-sell adoption and daily engagement.

Core Capabilities:
Advanced AI maximizes structural profitability by refining dynamic pricing, enhancing credit underwriting precision, and streamlining complex risk operations. By identifying behavioral patterns that traditional models often miss, these intelligent systems allow us to optimize capital deployment, tightly control the cost of risk[2], and directly contribute to Net Interest Margin (NIM)[2] expansion.

Note 1 : Represents the total volume of tokens processed by the Inter GenAI tool since its implementation. Note 2: Non-IFRS Financial Measure. For a reconciliation with most comparable IFRS measure, please refer to the glossary of this presentation.

33

Our Strategy | 2025 | The Core Enablers | Tech & AI

Seven

Inter's multi-agent AI tool for clients

Ask or search something...


9:41
How much did I spend on Uber this month?
Total spent on Uber in March/2026: R$ 282.95
13 Uber transactions in your statement this month:
Highest expense: R$ 30.94 (04/20)
Lowest expense: R$ 12.95 (04/18)
Credit
Uber
- R$ 25,45
02/05
Pix
Uber
- R$ 14,32
21/04
Gift Card
Uber
- R$ 100,00
19/04
Type here

The primary client-facing application of our AI infrastructure is Seven, Inter's multi-agent AI tool for clients natively integrated into the Super App. Diverging from traditional, rules-based chatbot interfaces, Seven functions as an advanced financial assistant capable of contextual understanding, intent anticipation, and autonomous execution.

The strategic development of Seven is anchored in three core operational pillars designed to systematically reduce friction in daily financial management: empowering clients to explore possibilities, execute transactions seamlessly, and optimize financial decisions.

Seven is built upon a highly modular, multi-agent architecture. It utilizes a network of specialized AI agents, each designated to execute specific financial or operational workflows. Supported by behavioral insights from the Inter Data Vault, this tool supports rapid, continuous enhancements. These new agents are explicitly designed to accelerate cross-selling, drive premium product adoption (upselling), and safely expand credit penetration.

For clients, these technological capabilities translate into a transformative user experience, and a powerful financial education and control tool.

From a business perspective, Seven provides substantial strategic and financial advantages by functioning as an automated, highly efficient distribution channel. By anticipating client needs and directing them toward appropriate financial solutions, the tool actively increases product conversion rates across our credit and investment verticals without incurring incremental customer acquisition or human servicing costs. This proactive cross-selling capability deepens client principality, drives Average Revenue Per Active Client (ARPAC[1]) expansion, and systematically lowers our overall cost to serve[1]. It also reduces the need of human client services, reducing call center, friction, thus increasing client satisfaction and giving them full control of their finances.

Note 1: Non-IFRS Financial Measure. For a reconciliation with most comparable IFRS measure, please refer to the glossary of this presentation.

34

Our Strategy 2025 The Core Enablers Tech & AI Chat, ask, explore possibilities: Clients utilize natural language to intuitively navigate the complexities of our 180-product ecosystem, discovering tailored financial solutions without browsing rigid menus. Transact, deliver, get things done: Transitioning from passive conversation to active execution, Seven allows clients to initiate Pix transfers, purchase gift cards, structure credit card installments, and even simulate and underwrite loans directly via a text interface. Optimize, learn, make better decisions: Leveraging the Data Vault, Seven acts as a powerful analytical tool. For instance, a client can instantly query their monthly spending at a specific merchant or category, and Seven will seamlessly aggregate data across all payment methods—consolidating credit card, Pix, and gift card transactions—into a single, organized view. This capability empowers users to track expenses dynamically and make highly informed financial decisions. 35

Our Strategy 2025 The Core Enablers Tech & AI The Tech & AI Flywheel Ultimately, the integration of these technological components creates a powerful, self-reinforcing operational flywheel.  The frictionless environment of the 3SA framework generates an ever-increasing volume of daily client touchpoints. These touchpoints are captured as high-quality data signals within our Data Vault, which in turn feed the intelligence of our AI agents in Seven.  As Seven utilizes this proprietary data to drive more relevant cross-selling and deeper interactions, clients naturally adopt more products, generating even richer data in return. This continuous loop systematically accelerates product penetration, deepens principality, and fortifies the structural operating leverage necessary to deliver our Rule of 50. 3SA Framework Seven Inter Data Vault 36

Our Strategy 2025 The Core Enablers Credit Engine Credit Engine Enhanced Underwriting Engine Successfully executing the expansion of credit penetration—a critical growth lever for achieving our Rule of 50 financial North Star—requires a highly robust and scalable credit infrastructure. Inter’s proprietary credit engine provides this exact foundation.  Operating as a multi-vertical platform that processes over 30 million daily financial transactions¹ and integrates more than 13 external data sources², Inter’s primary operational objective within credit management is sophisticated data synthesis. To achieve this, we implemented an AI-driven, 360-degree credit signal architecture that provides a comprehensive, longitudinal view of each client. Powered by proprietary internal AI models, this architecture utilizes two advanced layers: the first applies machine learning algorithms to extract actionable credit signals from unstructured data and complex client interactions, while the second processes real-time behavioral data that extends beyond traditional credit bureau metrics. The structural foundation enabling this analytical capacity is the Inter Data Vault. By functioning as a centralized, highly structured repository, the Data Vault continuously synchronizes transactional, behavioral, and external data. This proprietary infrastructure eliminates informational silos, ensuring that our internal AI models are fed with precise, low-latency inputs to evaluate creditworthiness accurately. Consequently, our underwriting models operate beyond static scorecards. They function as dynamic, self-learning systems within a continuous feedback loop, leveraging artificial intelligence to monitor client behavior, incorporate new variables, and reassess risk profiles in real time. This continuous calibration allows the Company to optimize capital allocation, enhance asset quality, and strictly mitigate default risk across the credit portfolio. This integrated framework creates a highly disciplined credit ecosystem designed to optimize risk-adjusted returns and scale efficiently as our data assets continuously expand. Centralized Credit Governance The foundation of our credit operations is a centralized governance model that aligns risk appetite with capital allocation. Transitioning from decentralized, product-specific pricing logic, Inter now operates under a unified framework with strict accountability. The Credit department manages underwriting and collections operations; Treasury establishes dynamic pricing guidelines based on the cost of risk3, funding costs3, and targeted return on equity (ROE); and the independent Risk Management department monitors overall portfolio health and exposure limits. This structural alignment eliminates operational silos, ensuring holistic portfolio oversight, accelerated decision-making, and optimized profitability across the entire loan book. Note 1 : As of December 2025. Note 2 : As of March 2026. Note 3: Non-IFRS Financial Measure. For a reconciliation with most comparable IFRS measure, please refer to the glossary of this presentation. Centralized Credit Governance Enhanced Underwriting Engine  Improved Collections Strategy 37

Our Strategy 2025 The Core Enablers Credit Engine Dynamic Risk-Based Pricing The data synchronization and machine learning capabilities established in our underwriting process directly enable a highly granular, risk-based pricing strategy. Greater pricing precision enhances credit penetration, optimizes client conversion, and maximizes revenue generation without compromising asset quality. In portfolios where this advanced pricing model has been fully deployed, the Company has observed a 10% increase in net income2. The broader execution of this dynamic pricing architecture remains actively underway across our credit offerings. Improved Collections Strategy Collections represent the final stage of the credit lifecycle. We have fully integrated our underwriting data architecture and behavioral AI capabilities into our recovery operations, facilitating data-driven restructuring decisions and customized recovery journeys.  By deploying autonomous AI agents to negotiate and guide clients toward resolution, we have significantly improved our operational efficiency. In 2022, digital channels accounted for only 70% of our recovered volume. By 2026, this metric expanded to 90% of our recovery volume6. Digital recovery channels are essential to our unit economics, enabling higher recovery rates at a lower operational cost while preserving long-term client relationships. Compounding Financial Outcomes The financial results validate this structural approach to credit management. Supported by this integrated credit engine, our loan portfolio has grown 2.3 times since 3Q22, while maintaining strictly controlled asset quality. Our Non-Performing Loan (NPL)4 metrics dynamically reflect our strategic shift toward highly secured assets, such as Private Payroll loans. Ultimately, the effectiveness of our credit platform is demonstrated by our Risk-adjusted Net Interest Margin (NIM), which expanded significantly from 3.9% to 5.9%4. Supported by a robust and independent Risk function, this margin expansion confirms our ability to scale credit operations while delivering sustainable, long-term profitability to fuel the Rule of 50. From 100 to hundreds of thousands of pricing combinations1: AI-driven risk- based pricing is generating highly specific rates for each individual client, directly optimizing net income. Note 1: Pricing was previously determined based on credit rating and tenor. We are transitioning to a hyperpersonalized approach, where rates are set individually according to each client's profile and their measured sensitivity to interest rates. Note 2 : As of March/2026. Note 3 : NIM Excluding Credit Card Transactor Portfolio. Non-IFRS Financial Measure. For a reconciliation with most comparable IFRS measure, please refer to the glossary of this presentation. Note 4: In September 2022 and December 2025, respectively. Note 5: As of December 2025. Note 6: As of December/2025. +205 bps Expansion in Risk-Adjusted NIM³ 2.3x Loan Portfolio Growth   (while controlling asset quality)3 10% Net Income uplift in portfolios utilizing AI-driven dynamic pricing4 30+ Million Daily financial transactions feeding behavioral underwriting models5 90% Recovery volume captured via low-cost digital channels (up from 70% in 2022)6 38

Our Strategy | 2025 | The Core Enablers | Risk Management

Risk Management

At Inter, risk management operates as a core enabler of our business strategy. A well-controlled environment establishes the conditions necessary for sustainable expansion. Operating within a culture of simplicity, transparency, and data-driven decision-making, these elements work together to protect the balance sheet and support the execution of our Rule of 50 objectives.

> A well-controlled environment establishes the conditions necessary for sustainable expansion.

The composition of our asset portfolio reflects our strategic planning. Approximately 70% of our total credit portfolio consists of secured assets[1], a proportion maintained consistently over time. This focus on secured lending, including mortgages, home equity, and payroll loans, provides a lower-risk foundation for growth. It aligns with our Inter By Design philosophy of sustainable lending, mitigating exposure to economic volatility.

The remaining 30% of the portfolio, comprised of unsecured assets[2], is managed with consistent discipline. Inter maintains a provision coverage ratio[3] of approximately 130% over the Stage 3 portfolio. Our dynamic provisioning approach ensures that transfers from Stage 1 and Stage 2 into Stage 3 are matched by provisions in real time. This proactive policy keeps our balance sheet well-covered across different stages of the credit cycle.

Loan Portfolio Breakdown[3]
In R$ billions


35.6
37.4
40.2
43.8
48.3
Total
35%
35%
34%
34%
33%
Unsecured[1]
65%
65%
66%
66%
67%
Secured[2]
4Q24
1Q25
2Q25
3Q25
4Q25

Funding and Liquidity Resilience

On the liability side, our funding structure provides a significant operational advantage. While maintaining a low cost of funding[3] —historically running at approximately 65% of the CDI rate— our primary focus from a risk perspective is the sustainability and diversification of this base. Our deposit franchise is diversified across millions of retail and business clients, creating a stable funding structure that remains resilient across fluctuating interest rate environments.

This stability results in a liquidity position that stands at nearly twice the minimum regulatory requirement and approximately 20 percentage points above market peers. This liquidity buffer ensures our ability to fund credit book expansion consistently and respond to market opportunities.

Structural Balance Sheet Improvements

Supported by this risk framework, our assets and deposits have grown in a balanced manner, improving the structural quality of our balance sheet. Inter maintains a higher proportion of interest-earning assets relative to interest-bearing liabilities compared to market peers. Additionally, our portfolio possesses a shorter average maturity profile. This shorter duration provides flexibility, allowing us to reprice exposure efficiently and adapt to shifting macroeconomic conditions, contributing to consistent financial results.

Note 1 Non-collateralized: credit card loans + personal loans that aren't payroll linked or has any guarantees. Note 2: Collateralized: Loans and advancements to costumers – Non-collateralized. Note 3: Non-IFRS Financial Measure. For a reconciliation with most comparable IFRS measure, please refer to the glossary of this presentation.

39

Our Strategy | 2025 | The Core Enablers | Risk Management

Capital Capacity

Our equity position provides significant operational capacity. **Capital is available across multiple layers:**

a. at the bank level through Tier 1 and Tier 2 capital;
b. at the holding company level, optimizing economic efficiency while remaining available for deployment downward;
c. and through the potential issuance of subordinated debt.

Together, these levers provide Inter with capital optionality, theoretically allowing us to nearly double our lending portfolio under current capital structures.

As our ROE[4] expands, the company moves progressively toward capital neutrality, a state in which capital accumulation from retained earnings meets or exceeds the capital demands of our growth.

Upon reaching this equilibrium, Inter retains the capacity to build further capital buffers and fund strategic initiatives independently of external capital markets.

Basel Ratio - Banco Inter S.A.[4]
In %



Loan Portfolio QoQ Growth
RWA QoQ Growth
8% 10% 8% 7% 7% 6% 8% 8% 9% 10%
-4% 6% 4% 6% 2% 6% 5% 2% 7% 8%
Basel Ratio
Tier 2 Additional Capital
Tier 1 Perpetual
Tier 1 Core Capital
23.7% 23.0% 20.3% 19.3% 17.0% 15.2% 14.7% 14.4% 13.3% 12.0%
15.7% 14.6% 14.4%
1.3% 1.3% 1.8% 0.6%
3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25

Reference Equity
In R$ billions



+36%
5.6
7.6
2.0
1.8
1.8
3.8
3.8
Banco Inter
Inter&Co
Excess Capital² Inter&Co¹
Excess Capital² Banco Inter S.A.
Minimum Capital Requirement³ Banco Inter S.A.

Funding and Liquidity Resilience

The risk capabilities described above are accretive to our strategic goals. By maintaining a well-provisioned, diversified, and liquid balance sheet, we ensure institutional resilience.

This resilience allows us to navigate changing economic environments, address competitive dynamics, and comply with global regulatory frameworks. Disciplined capital allocation supports ROE[4] expansion, while a data-driven approach enhances execution across principality, deposit gathering, and credit growth.

At Inter, risk management protects value creation, ensuring that the Rule of 50 remains a sustainable trajectory.

Source: Banco Inter Bacen GAAP Financial Statements. Note 1: Capital hold outside Conglomerado Prudencial Banco Inter S.A. level. Note 2: Excess capital within Conglomerado Prudencial Banco Inter S.A. Note 3: Additional and minimum tier 1 capital requirements. Note 4: Non-IFRS Financial Measure. For a reconciliation with most comparable IFRS measure, please refer to the glossary of this presentation.

40

Our Strategy | 2025 | The Core Enablers | People & Culture

People & Culture

People: Our Greatest Asset

Inter is built by people, and it exists for people. The people strategy is a structural enabler of our operational execution and technological advancements. Our ability to identify required capabilities, attract market talent, and retain high performers constitutes the foundation necessary to deliver on our Rule of 50 financial targets.

In 2025, Inter's workforce comprised 4,179 employees across our global operations, aligned by a unified corporate purpose: to create a world where interactions between people generate more value.

Our Cultural Pillars

Our corporate culture establishes the behavioral framework that governs our daily operations, accelerates our ability to execute, and serves as a powerful catalyst for attracting top-tier talent. To connect our workforce directly with our corporate purpose we rely on five strong cultural pillars that define the "Inter way" of conducting business:

1. **Client Centricity**
2. **Operational Excellence**
3. **Driven By Innovation**
4. **Winning Mentality**
5. **Enterprise Thinking**

As part of our governance and social responsibility standards, we maintain a strict commitment to a workplace free from discrimination of any kind. Furthermore, all employees have their rights to freedom of association fully respected and are covered by applicable Collective Bargaining Agreements, ensuring fair and equitable labor relations across the organization.

Our Cultural Pillars

inter

Client Centricity
- We are transparent
- We solve it end to end

Operational Excellence
- We work smarter, not just harder
- We stay disciplined to drive results

Driven By Innovation
- We challenge the status quo
- We stay curious

Winning Mentality
- We raise the bar
- We have grit

Enterprise Thinking
- We take accountability
- Above all, we do it together

41

Our Strategy 2025 The Core Enablers People & Culture Strategic Alignment: The DAC Framework To ensure that organizational execution remains strictly synchronized with the financial objectives, our management utilizes a operational framework known as DAC: Direction, Alignment, and Commitment.  This framework serves as the central mechanism connecting our human capital strategy to the Rule of 50, systematically transforming corporate goals into a self-reinforcing operational cycle. This component establishes strategic clarity across the company. It combines our corporate purpose with the Rule of 50, which serves as our financial North Star. This ensures that every initiative and capital allocation decision at Inter is evaluated based on its capacity to drive sustainable revenue growth and expand Return on Equity. DirectionDAC:  Inter's core management framework This component leverages our strong corporate culture as a direct accelerator for execution. By reinforcing a performance- oriented environment grounded in our five behavioral pillars, the organization sustains the rigorous operational standards required to meet ambitious long-term targets. Commitment Alignment This component focuses on organizational structure and governance. It ensures that we deploy the right teams working in a highly coordinated manner, supported by the appropriate incentive structures. Corporate objectives are systematically cascaded from our three strategic execution priorities (principality, deposits, and credit penetration) down through all levels of the organization. 01 42

Our Strategy | 2025 | The Core Enablers | People & Culture

Collectively, the intersection of these three components generates a continuous and highly accretive operational cycle. Establishing a clear direction, supported by the right people and a strong culture, systematically produces superior financial results. These enhanced results generate the capital resources required to reinvest in human capital, which in turn attracts additional high-performing talent from the market. This continuous loop, where talent drives results, and results attract further talent, is the structural foundation upon which Inter is building a sustainable, high-performance organization for the future.

The practical application of the DAC framework is directly reflected in our recent operational efficiency metrics. By systematically aligning our organizational structure with our strategic priorities, we have unlocked significant operating leverage.

Between 2022 and 2025, Inter doubled its active clients[1] per employee and increased revenue per employee by more than 120%[1], clear evidence of a workforce that is scaling in productivity and efficiency, rather than merely in headcount.

2.2x increase

in revenue per employee over the past 3 years.

Diversity and Inclusion

We maintain transparency regarding our workforce composition. Currently, our global team comprises 58.67% men and 41.33% women. From a racial composition perspective, our employee base includes 2,541 White, 1,455 Black, 83 Indigenous, and 81 Asian employees, alongside 19 individuals who chose to remain undeclared.

Racial Composition


White
60.8%
Black
34.8%
Indigenous
2.0%
Asian
1.9%
Undeclared
0.5%

Gender


Men
58.7%
Women
41.3%

Of Inter's 34[2] officers in Brazil, 23[2] — or 67.6% — were hired from the local community of Belo Horizonte, reflecting the company's deep roots in its home city and its commitment to developing local talent. In 2025, Inter recorded 1,275 new hires and 1,485 terminations, resulting in a turnover rate of 32.2%[3], monitored continuously as part of the retention and engagement agenda.

Hired from local community
(Belo Horizonte)


Local
68%
Outsider
32%

Our Board of Directors is composed of 10 members, including two women and two non-Brazilian citizens, reflecting our commitment to both gender representation and global perspectives.

Board Composition


Women
20%
Men
80%
Non-Brazilian
20%

Note 1: Non-IFRS Financial Measure. For a reconciliation with most comparable IFRS measure, please refer to the glossary of this presentation. Note 2: Not considering the subsidiary "Acerto". Note 3: Turnover is calculated by adding the number of hires and terminations that occurred during the period, dividing that sum by two, and then dividing the result by the average headcount of the same period.

43

Our Strategy 2025 The Core Enablers People & Culture Employee Development Continuous workforce development is a structural requirement that sustains execution capabilities. To ensure teams remain equipped to deliver on long-term financial targets, the company operates a centralized continuous learning infrastructure. This framework provides scalable development resources, ensuring human capital evolves concurrently with technological advancements. In 2025, we delivered over 46,800 training hours, with an average of 10 hours per employee. We achieved 99.6% employee participation and a 98.3% completion rate, demonstrating strong engagement with mandatory regulatory training. At Inter, individual development and performance evaluation are directly aligned with our corporate strategy and value creation mechanisms. To drive operational execution and disciplined capital allocation, 100% of eligible employees1 have their compensation goals tied to net income and client principality targets, excluding control functions in adherence to regulatory independence requirements. Additionally, reflecting our focus on structural efficiency, 100% of our workforce holds specific innovation goals2. These objectives encompass the practical application of our AI training frameworks, new product development, and process optimization initiatives aimed at continuously improving our unit economics and profitability. A concrete example of this commitment is the First Steps in Data & AI learning track — a structured program comprising 9 modules and 9 hours and 31 minutes of content — which has already accumulated over 25,000 hours of study across our workforce, reflecting the scale and genuine engagement with which our teams are building the analytical and AI capabilities that underpin Inter's long-term strategy. 2025Indicator Average training hours per employee 10 hours Total training hours 46,848 hours Employees with at least one completed training 99.6% Completion rate of mandatory tracks 98.3% Executive directors with global executive education 80% Employees with net income and priority goals1 100% Employees with innovation and AI goals2 100% Note 1: The goal refers to eligible employees only, defined as those excluding interns, apprentices, board and committee members, and employees from Inter Asset and Meu Acerto. Note 2: The goal does not include ineligible employees or employees from regulated areas. 01 44

Our Strategy | 2025 | The Core Enablers | People & Culture

Reskilling

Given the company's positioning as an AI-first platform, specialized training tracks for artificial intelligence have been deployed across business units. These curriculums provide role-specific development resources designed to enhance technical proficiency in automation, data deployment, and the application of AI in daily processes.

Concurrently, we are executing a comprehensive reskilling strategy. In addition to training the current base, we are actively hiring professionals with extensive market experience in technology and artificial intelligence.

This approach transforms our human capital structure, creating a more efficient workforce mix that is calibrated for the current technological landscape of the financial industry.

Increasing
Reskiling with AI to improve efficiency

Active clients per employee[1]
In thousand


3
6
2022
2025

Net revenue per employee[1]
In R$ thousand


893
1,961
2022
2025

Priorities for a future-ready workforce:

Attract and hire talent with future skills

Build our team's capabilities to lead in the AI era

Enable our people to work smarter to create more value

Note 1: Non-IFRS Financial Measure. For a reconciliation with most comparable IFRS measure, please refer to the glossary of this presentation.

45

Our Strategy | 2025 | The Core Enablers | People & Culture

Strategic Advisors: Market Intelligence and Specialized Expertise

To complement internal execution capabilities and broaden our strategic perspective, Inter engages a select group of Strategic Advisors. These professionals bring deep market intelligence, specialized industry expertise, and global technological insights to the organization.

By integrating their external perspectives into our planning cycles, the Advisors support senior management in identifying emerging industry trends, refining capital allocation strategies, and optimizing the deployment of our technological infrastructure. This advisory layer strengthens corporate governance and ensures that our business model remains resilient and adaptable to shifting global market dynamics.



Nicola Calicchio
Since 2022

Former McKinsey & Company

Senior Advisor working directly with the Global CEO on key strategic initiatives.



Jackie Woodward
Since 2025

Former

Strategic Branding Advisor, shaping the company's brand and marketing strategy.



Stephen Stout
Since 2022

Former J.P.Morgan

Specialized strategy and strategic advisory to Fintechs & Commerce companies around the world.



Andrea Waslander
Since 2026

Former McKinsey & Company

Senior Advisor supporting the company's people and culture strategy.



Howard Guttman
Since 2022

Guttman Development Strategies

Former ADP J&J

Specialized consultants in high-performance teams, developing and individually coaching CEI members and senior leaders.



Wendy Weidenbaum

Former



Jay Redman

Former Saks Fifth Avenue, Barnes & Noble

46

Our Strategy 2025 The Core Enablers People & Culture Compensation and Equity Our compensation framework is designed to attract and retain top-tier talent while aligning employee incentives with long-term shareholder value creation. The policy is rooted in meritocracy, market competitiveness, and internal equity, ensuring fair remuneration based on skills and responsibilities. To maintain structural alignment with global market standards, our Compensation Management Policy undergoes periodic reviews supported by specialized independent consultancies. Strict governance is maintained by the Compensation and People Committee, with final oversight and validation by the Board of Directors. Our variable compensation program applies to all eligible employees and Senior Management, functioning as a key lever to drive operational execution. The framework is structured across three core dimensions: individual performance, business unit metrics, and the consolidated financial results of Inter Group. This multi-layered approach ensures that performance incentives remain directly tied to our strategic objectives, reinforcing accountability and rewarding contributions that enhance our unit economics and overall profitability. 437

2025 Market positioning and opportunities

Market positioning and opportunities 2025

Industry Dynamics: From Concentration to Digital Accessibility

A decade ago, the Brazilian banking sector operated as a highly concentrated market, characterized by friction-heavy, branch-based distribution and elevated consumer fees. This landscape was reshaped by three structural shifts. The first was a comprehensive regulatory modernization led by the Brazilian Central Bank—highlighted by the Pix payment system, the expansion of private payroll lending, and upcoming initiatives such as an invoice clearinghouse for small and medium businesses (SMBs). The second was the mass adoption of mobile banking, driven by reductions in smartphone costs that shifted consumer preferences toward digital channels. The third was a substantial capital inflow, with over $25 billion across private and public markets financing a new generation of digital financial platforms[1].

The result was a significant broadening of financial access. The number of active accounts in Brazil grew to 1.4 billion, while fees—such as charges for account opening, maintenance, and peer-to-peer transfers—were largely eliminated from the market. Consequently, fee income[9] as a percentage of total industry revenues contracted from approximately 40% to 20%. Inter actively participated in this shift, having launched the country's first free digital checking account in 2015.

Banking Fee Revenue & Bank Accounts in Brazil
In %



42%
36%
22%
1.4 bi
~300mm
inter
Inter launches Brazil's first Digital Banking Account
Total Bank Accounts[2]
Banking Fee Revenue as a % of Total Net Income[3]
2013
2015
2019
2025

While this evolution democratized basic financial services, it also led to a rapid expansion in unsecured[5] credit. Outstanding balances in credit cards and personal loans grew from R$240 billion to over R$1 trillion, frequently carrying annual percentage rates (APRs) exceeding 100%. As a result, despite Brazil's household debt-to-GDP ratio remaining relatively low compared to global peers, the burden of servicing this high-cost debt rose from roughly 20% to 30% of families disposable income.

The Credit Opportunity: Targeting the Secured Market

This dynamic informs our strategic capital allocation. While Inter participates in the credit card segment primarily to capture transactional volume (TPV), we deliberately avoid relying on high-APR unsecured lending as a core revenue engine. Instead, we target a more sustainable, high-quality asset pool within Brazil's R$6.5 trillion total addressable credit market.

Brazilian Loan Market - December 2025[6]



R$1.2 Trillion
Others 0.06
Personal 0.4
Cards 0.7
Unsecured[5] Personal Loans
R$2.6 Trillion
Home Equity, FGTS & Others 0.2
Auto 0.4
Payroll 0.7
Mortgage 1.3
Secured[8] Personal Loans
R$2.7 Trillion
SME/Corporate 2.0
Rural 0.7
SME/Corporate + Rural

Top 5 Banks Market Share[7]	2019-2025
63% Unsecured Personal Loans[5]	-14 p.p.
82% Secured Personal Loans[8]	**-6 p.p.**
78% SME/Corporate + Rural	-4 p.p.

Note 1: Data represents a compilation of IPO values, investment rounds, and follow-on investments for major fintechs operating in Brazil since 2016. Note 2: Total individuals banking accounts in the end of the year. Note 3: Fee Revenues ÷ Net Income of the entire Brazilian Banking system (Conglomerados Financeiros). Note 4: Banco do Brasil. Note 5: Non-collateralized: credit card loans + personal loans that aren't payroll linked or has any guarantees. Note 6: Excludes development bank loans, following Banco Central do Brasil's classification. Note 7: According to IF Data, Loans to Individuals. Note 8: Collateralized: Loans and advancements to clients – Non-collateralized. Note 9: Considers banking fees such as withdraw fees, wire transfers fees, checking account maintenance fees and others.

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Market positioning and opportunities 2025 This market is divided into three main pillars: corporate and SME lending, over R$1 trillion in unsecured1 lending, and approximately R$2.6 trillion in secured2 lending. The digital penetration in the unsecured segment is already mature, with new entrants having captured roughly 20 percentage points of market share, reducing incumbent dominance to around 63%. However, the secured lending segment remains concentrated, with the five largest traditional banks still controlling over 80% of the market. This R$2.6 trillion pool, encompassing mortgages, home equity, FGTS, and payroll loans, presents a substantial opportunity that aligns directly with our structurally lower cost of funding5 and efficient distribution capabilities. Beyond secured lending for individuals, we recognize a vast, underpenetrated frontier in the Small and Medium Enterprise (SME) segment. Historically, Brazilian SMEs have faced operational friction and restricted access to fairly priced credit. Leveraging the technological infrastructure that scales our retail platform, we are actively expanding our suite of corporate accounts and working on capital solutions to capture this opportunity. The Distribution Opportunity: Expanding Market Penetration Our multi-vertical platform serves as our primary competitive advantage to capture growth. While Inter has successfully scaled to over 43 million clients, a vast addressable market remains to be explored across both retail and corporate segments.  This level of penetration indicates significant headroom to expand our primary5 banking relationships. Rather than treating credit or investments as isolated products with high acquisition costs, we originate these high-value services through our comprehensive digital ecosystem. Offering a fee-free digital account serves as the initial entry point, but the integration of our seven business verticals creates a powerful distribution engine. This everyday engagement acts as a top-of-funnel driver, generating the behavioral data required to proactively cross-sell higher-margin products with a highly diluted Customer Acquisition Cost (CAC). The Demographic Opportunity: Kids Accounts and Lifecycle Monetization Our structural distribution efficiency is amplified by the demographic longevity of our client base. Through our dedicated Kids Accounts, we capture the next generation of financial consumers at the inception of their financial journey, securing a predictable, organic pipeline of future growth. As of December 2025, we surpassed 2 million Kids Accounts.  For our youngest clients, the Average Revenue Per Active Client (ARPAC5) is initially driven by transactional services and deposits. The structural value of this cohort materializes as they age. Upon reaching adulthood, we observe a distinct step-up in their ARPAC as they formally enter the credit lifecycle through cards and Pix finance. Because our current client distribution is skewed toward younger demographics, this represents an embedded revenue opportunity. As these cohorts progress through life milestones, such as beginning their careers, purchasing a home, or traveling abroad for the first time, their ARPAC curve steepens. They transition into our higher- margin verticals without incurring the customer acquisition costs typical of the broader industry. This dynamic provides a predictable engine for top-line revenue growth while driving structural ROE5 expansion, ensuring sustainable value creation. In 2025, 29% of all Brazilian adults3 and 12% of the nation's SMEs4 had an account with Inter. 50Note 1: Non-collateralized: credit card loans + personal loans that aren’t payroll linked or has any guarantees. Note 2: Collateralized: Loans and advancements to clients – Non-collateralized. Note 3: Source: Census IBGE 2022. Note 4: Business with Brazilian banking account as of Dec/25. Note 5: Non-IFRS Financial Measure. For a reconciliation with most comparable IFRS measure, please refer to the glossary of this presentation.

Market positioning and opportunities 2025 The Global Opportunity: Serving an Underserved Cross-Border Market Globally, the demand for borderless financial solutions represents a consistent structural trend, driven by the more than 280 million individuals living outside their country of birth1.  We view this as a highly underserved market, and Inter occupies a differentiated position to capture it. While we are in the early stages of this global expansion, our platform already extends into the United States. We offer a comprehensive suite of dollar-denominated services, including checking accounts, credit cards, foreign exchange, international transfers, and U.S. mortgages. These solutions are specifically tailored to serve Brazilians, as well as non- U.S. citizens residing in the United States who require reliable access to a dollar account. Furthermore, leveraging our proprietary tech stack and the scalable 3SA architecture, we are positioned to extend our Global Account offering well beyond our initial demographic base. Broader populations across Latin America and other international markets share a structural need for reliable access to U.S. dollar accounts and U.S. banking infrastructure to travel, invest, and preserve wealth. This geographic scalability grants Inter direct access to a wider client base and paves the way for our ongoing development as a global digital platform. The Technological Opportunity:   Cloud-Native Agility and AI Readiness Our ability to integrate new technological waves is driven by a cloud-native architecture, which fundamentally lowers our operating costs and supports a structural, non-cyclical cost advantage. Operating fully on the cloud since 2018 provides us with the inherent agility to scale operations, adapt to emerging digital trends, and deploy new features efficiently. Because we are built on a modern stack, we are uniquely positioned to leverage future AI and technological advancements faster than legacy competitors.  Note 1: Source: International Organization for Migration. 51

2025 Corporate Governance

Corporate Governance 2025 Corporate Structure Corporate Structure Structural Commitment to Transparency Inter’s corporate governance serves as the foundation for disciplined execution, a robust decision-making process, and the alignment of stakeholder interests. It is grounded in transparency, analytical rigor, and a commitment to long-term shareholder value, ensuring that decisions are consistently informed, well-structured, and accountable. This framework provides the institutional stability required to drive target outcomes and effectively manage risks across multiple jurisdictions while sustaining stakeholder confidence. Corporate Structure We recognize that maintaining the highest standards of corporate governance is fundamental to supporting a successful business and achieving our strategic objectives. In this context, Inter operates under a sound, globally structured corporate governance framework designed to support geographic expansion and ensure regulatory compliance across jurisdiction. Inter&Co serves as the group's holding company, with Class A common shares listed on Nasdaq under the ticker INTR, and Brazilian Depositary Receipts traded on B3 under the ticker INBR32. This current listing structure results from the corporate reorganization completed in 2022, which optimized the capital structure and expanded access to international liquidity pools by migrating Banco Inter’s primary shareholder base from B3 to Nasdaq. Inter&Co controls Banco Inter along with other brazilian and international subsidiaries, operating in strict adherence to the regulatory requirements established by Nasdaq and the Central Bank of Brazil. By 2025, our dual-listing structure required concurrent compliance with both the U.S. Securities and Exchange Commission (SEC) and the Brazilian Securities and Exchange Commission (CVM). INTR | Nasdaq Listed Our Board of Directors is responsible for setting our strategic direction and providing long-term guidance. It also oversees overall leadership, including defining corporate values and evaluating  executive performance, to ensure that the Inter By Design economic engine operates within established risk parameters and supports the achievement of our Rule of 50 financial targets. Our Board is composed of 10 members, six of whom are independent, including two women and two US citizen, reflecting a diverse, experienced, and entrepreneurial team. This composition enables the Board to consider the interests of all stakeholders while fostering long-term sustainable value creation and supporting our international expansion strategy.  Independent Members Other Members 60% 40% Directors are elected for two-year terms and may stand for reelection, in accordance with the Board of Directors’ Charter, which establishes the framework for the Board’s organization, composition, responsibilities, and authority. The full Board convenes at least six regular meetings annually, and resolutions are adopted by majority vote, with each director entitled to one vote. Independent directors also meet separately at least twice per year. 53

Corporate Governance Corporate Structure2025 The Board is composed of the following Directors: Rubens Menin Teixeira de Souza Chairman of the Board Brazilian Date of appointment: 10/25/2021 Experience: Rubens Menin serves as Chairman of the Board of Directors of Inter&Co and is the founder and Chairman of the Board of Directors of Banco Inter. He is also the founder of MRV Engenharia, established in 1979, where he served as Chief Executive Officer until March 2014 and currently serves as Chairman of its Board of Directors. In addition, Mr. Menin is Chairman of the Board of Directors of LOG Commercial Properties S.A. and Urba Desenvolvimento Urbano S.A., companies within the MRV Group. He holds a degree in Civil Engineering from the Federal University of Minas Gerais - UFMG (1979). Maria Fernanda Menin Director Brazilian Date of appointment: 10/25/2021 Experience: Maria Fernanda Menin serves as a member of the Board of Directors of Inter&Co and Banco Inter. She began her career at MRV Engenharia Ltda. in 1997 and built a distinguished trajectory within the company, progressing through roles of increasing responsibility before being appointed Chief Legal Officer in 2010. She served in this capacity until 2019, when she was elected to MRV&CO’s Board of Directors. She was subsequently elected to the Board of Directors of Banco Inter on December 23, 2019. She has played a key role in the institutional development and governance evolution and continues to contribute to strategic oversight across the organizations she serves. In addition to her corporate responsibilities, she is actively engaged in the third sector, with a strong focus on education, social inclusion, and ESG initiatives. She holds a law degree from Milton Campos Law School (2001) and a postgraduate degree in Economic and Business Law from Fundação Getulio Vargas – FGV (2003). José Felipe Diniz Director Brazilian Date of appointment: 06/20/2022 Experience: In addition to serving on the Board of Directors of Inter&Co, José Felipe Diniz has been a member of the Board of Directors of Banco Inter since 1999. He brings over 30 years of experience in urban planning and currently serves as Chief Executive Officer and a member of the Board of Urba Desenvolvimento Urbano, where he focuses on the development of land subdivisions and residential condominium projects. He holds a degree in Economics from the Pontifical Catholic University of Minas Gerais and previously served as Vice President of Communications of Sinduscon/MG from 2003 to 2005. Leonardo Guimarães Corrêa Director Brazilian Date of appointment: 06/20/2022 Experience: Leonardo served at MRV Engenharia as Chief Financial and Investor Relations Officer from 2006 to 2019. He is currently Vice Chairman of MRV’s Board of Directors and is also a member of the Board of Directors of LOG Commercial Properties S.A., Resia/AHS Development LLC and of Novus Midia S.A.. Throughout his career, Leonardo was also a founding partner at Perfin Administração de Recursos, between 2003 and 2006, and a partner at then Banco Pactual, from 2000 to 2003. Previously, he worked for JP Morgan for 10 years, his last position being Treasurer for Brazil, and for 8 years at Lloyds Bank as Treasury Manager. He holds a degree in Economics from the Federal University of Minas Gerais – UFMG (1980) and a postgraduate degree in Finance from FGV (1986). André Guilherme Cazzaniga Maciel  Independent Director Brazilian Date of appointment: 06/20/2022 Experience: André Maciel was an independent member of the Board of Directors of Banco Inter from 2019 to 2023. André served as Managing Partner and Head of Brazil at Softbank Group International between 2019 and 2020. He is the founder of Volpe Capital and co- founded 30Knots, an investment fund dedicated to Venture Capital in Latin America. He served as Managing Director of J.P. Morgan, Head of Investment Banking Advisory in Brazil, responsible for covering the technology, telecommunications and media sectors in Latin America. With almost 17 years at J.P. Morgan, 7 of them in New York, André has been involved in over 200 M&A and Capital Markets transactions. He holds a degree in business administration from EAESP-FGV (2003). 54

Corporate Governance 2025 Corporate Structure Antônio Kandir Independent Director Brazilian Date of appointment: 06/20/2022 Experience: Antonio Kandir has served as Minister of State for Planning and Budget, Special Secretary for Economic Policy, President of the National Privatization Council, Brazilian Governor at the Inter- American Development Bank, President of the Institute of Applied Economic Research – IPEA, Congressman, Fund Advisor of Private Equity and Hedge Funds and Research Coordinator at Itaú Plano e Engenharia S.A. Kandir has also worked as Professor at the University of Campinas (UNICAMP) and at the Pontifical Catholic University of São Paulo (PUC-SP), as well as an Assistant at the University of Notre Dame in the United States. He holds a PhD and Master’s degree in Economics from the University of Campinas (UNICAMP) and a degree in Mechanical Production Engineering from the Polytechnic School of the University of São Paulo (USP). Claudia Farkouh Prado  Independent Director Brazilian Date of appointment: 06/05/2023 Experience: Claudia Prado is a certified Independent Board Member by INSEAD, with over 35 years of experience as a lawyer and executive. She was a partner at the global law firm Baker McKenzie, where she specialized in corporate law and mergers & acquisitions, working in both the São Paulo and Chicago offices. She led the Latin American M&A, Private Equity, and Capital Markets practice groups, and served as Managing Partner of the Brazilian offices. From 2013 to 2017, she was appointed to Baker McKenzie’s Global Executive Committee, holding several roles: Chair of the Latin America Region, Coordinator of the Global Finance Committee, and Coordinator of the Global Diversity and Inclusion Committee. In 2017, she became a certified Independent Board Member and began serving on various boards. She was a Fiscal Council Member at the Syrian-Lebanese Institute for Social Responsibility and currently serves as an Independent Member of the Board of Directors at B3 – Brasil, Bolsa, Balcão S.A. She is the Chair of the Governance and Nomination Committee, and also a member of the People and Compensation Committee, the Sustainability Committee, and the Governance Committee of B3 Social. Luiz Antônio Nogueira de França Independent Director Brazilian Date of appointment: 06/20/2022 Experience: Luiz Antônio Nogueira de França, a civil engineer, is the current President of the Brazilian Association of Real Estate Developers (ABRAINC) and Founding Partner and President of França Participações, a company providing management and financial solutions. França also serves on the boards of Cury Construtora e Incorporadora, the Federation of Industries of the State of São Paulo (FIESP), the National Credit Recovery Agency (Renac), and the Advisory Board of the São Paulo Commercial Association (ACSP). França was an Executive Director at Banco Itaú for 16 years, where he served as Director of Real Estate Credit (2006–2015) and was responsible for establishing the Investment Bank, acting as its Head. During this period, he also served as President of the Brazilian Association of Real Estate Credit and Savings Entities (Abecip), a board member of the National Confederation of Financial Institutions (CNF), a Director at Febraban, and Chairman of the Board of CIBRASEC. He began his career in the Large Corporate segment, where he helped establish the Investment Bank of Banco Francês e Brasileiro, and worked in New York as Managing Director for Latin America, structuring ADR and bond transactions for the international capital markets. Experience: Todd Chapman recently retired from the US Government after 30 years as a career diplomat in the US Foreign Service. As US Ambassador to Brazil from 2020 to 2021, he advanced a broad economic, environmental and security agenda at the sixth largest US embassy in the world, coordinating assistance to more than 275,000 Americans residing in Brazil. Previously, he served as US Ambassador to Ecuador from 2016 to 2019, revitalizing bilateral relations and attracting new US investment to Ecuador. His international experience throughout the foreign service and private sector career includes positions in Afghanistan, Bolivia, Costa Rica, Mozambique, Nigeria, Saudi Arabia and Taiwan. Todd was recently admitted to the American Academy of Diplomacy in Washington D.C. He has also served as Senior Adviser to Assistant Secretary of State for Economic Affairs Keith Krach and Senior Assistant Secretary of State for the Bureau of Military-Political Affairs at the US Department of State. He is currently a Non-Resident Fellow at the Payne Institute for Public Policy and a Senior Consultant (Non- Resident) at the Center for Strategic and International Studies (CSIS). He holds a Master’s degree from the National Intelligence University and a Bachelor’s from Duke University. Experience: Jim Allen worked in the Investment Banking Division of Morgan Stanley & Co. LLC for 28 years, where he served in various roles including as head of the firm’s mergers & acquisitions practice in Latin America from 2008 through 2022, and as an industry banker covering the telecom and digital infrastructure sectors in the USA and Latin America from 1997 to 2008. His experience in banking includes mergers & acquisitions, privatizations, restructurings, and debt and equity capital markets transactions for corporate clients as well as governments in the USA and throughout the Americas. Since 2022 he has been affiliated with Morgan Stanley as a Senior Advisor. Prior to his banking career, Mr. Allen served as an officer in the U.S. Navy from 1984 to 1991. He holds an undergraduate degree from Dartmouth College (1983) and an MBA in Finance from UCLA- Anderson (1993). Todd Crawford Chapman  Independent Director American Date of appointment: 02/16/2023 James Drummond Allen Independent Director American Date of appointment: 06/19/2024 55

Corporate Governance 2025 Corporate Structure Governance in Action: Statutory Committees To enhance the Board’s effectiveness, certain responsibilities are delegated to three Statutory Committees composed exclusively of Directors. While enabling more in-depth technical discussions, these Committees operate at the strategic oversight level. Audit Committee Luiz Antônio Nogueira de França  André Guilherme Cazzaniga Maciel   (designated financial expert) Antônio Kandir Risk Committee Leonardo Guimarães Corrêa  James Drummond Allen José Felipe Diniz  This committee oversees Inter’s accounting and financial reporting processes and the audits of its financial statements, as well as reviews the Inter’s disclosure controls and procedures and its internal controls over financial reporting. This committee oversees the enterprise risk management framework, including the definition of Inter's risk appetite, tolerance limits, and mitigation protocols across credit, market, operational, liquidity, social, environmental, climate, and compliance risks. It proactively identifies risks in new products and verifies that internal controls remain proportional to operational scale. Compensation and People Committee Maria Fernanda Menin Rubens Menin Teixeira de Souza Claudia Farkouh Prado Todd Crawford Chapman Reflecting the growing maturity of Inter's governance structure, this committee oversees executive compensation policies, talent attraction and retention strategies, and leadership development initiatives. 56

Corporate Governance 2025 Corporate Structure Executive Leadership Inter's corporate evolution is fundamentally linked to the continuous development of its workforce. Since 2022, we systematically evolved our organizational structure to increase agility and align operations with our long-term strategic ambitions. This restructuring was anchored by three critical organizational changes that streamlined direct reports to the Global CEO from 12 to 8: the establishment of a Global CEO position to lead with a unified international vision, the creation of a dedicated CEO Brazil role to maintain concentrated focus on core operations, and the reinforcement of two essential global control functions: Legal & Compliance and Risk Management. João Vitor Menin Global Chief Executive Officer (Global CEO) Brazilian Experience: João Vitor Menin is the Global CEO of Inter&Co. He holds a degree in Civil Engineering and has over two decades of experience in financial and capital markets. He joined Banco Inter in 2004 and progressively took on greater responsibilities, becoming Executive Director in 2008 and serving on the Board of Directors from 2005 to 2019. He was appointed CEO of Banco Inter in 2015, a role he held until 2024, when he became Global CEO of Inter&Co. Under his leadership, Inter transformed from a regional credit institution into one of Brazil’s leading digital financial platforms. Alexandre Riccio de Oliveira Brazil Chief Executive Officer (Brazil CEO) Brazilian Experience: Alexandre Riccio is Brazil Chief Executive Officer at the Inter&Co level and Chief Executive Officer of Banco Inter. He joined Banco Inter in 2013 as Development Superintendent and was subsequently elected as an Officer in April 2015, Executive Officer of Operations and Management in December 2015, and Vice President in September 2017. In 2020, he was elected Executive Director of Febraban. Prior to joining Grupo Inter, he worked as a Consultant at The Boston Consulting Group (2011–2013), Operations Manager at Gerdau Ameristeel (2006–2010), and Consultant at Falconi (2004–2006). He also has experience as an entrepreneur in the sports nutrition sector.  He holds a degree in Civil Engineering from the Federal University of Minas Gerais (UFMG) and an MBA from the Kellogg School of Management at Northwestern University. Santiago Horacio Stel Senior Vice President of Finance (CFO) Argentinian Experience: Santiago Stel is Senior Vice President of Finance (CFO) at Inter&Co. He joined the company in 2022 as Chief Strategy and Investor Relations Officer. Prior to Inter&Co, he spent 10 years at Morgan Stanley in the Investment Banking division in New York, where he advised Latin American financial institutions on mergers and acquisitions, as well as debt and equity capital markets transactions, including the IPO of Banco Inter. Earlier in his career, he worked at Barclays Capital (2011– 2012) and Itaú (2004–2009). He holds a degree in Economics from the University of Buenos Aires and an MBA from Duke University. 57

Corporate Governance 2025 Corporate Structure Thaís Leite Lemos Chief Human Resources Officer (CHRO) Brazilian Experience: Thaís Leite Lemos is the Chief Human Resources Officer at Inter&Co and at Banco Inter. Graduated in Psychology from the Higher Education Center of Juiz de Fora (2005 – 2010) and with an MBA in Strategic People Management from the PUC of Minas Gerais (2012 – 2013). She joined Banco Inter (2017) as a Human Resources Analyst, becoming Development Coordinator (2018) and later People to Business Executive (2019). Before joining Banco Inter, she worked in the Human Resources area at OI S.A (2012 – 2014), Infosys (2014 – 2015) and Sondas Ativas (2015 – 2017). Guilherme Ximenes de Almeida Chief Information Officer (CIO) Brazilian Experience: Guilherme Ximenes de Almeida is the Chief Information Officer at Inter&Co and Banco Inter. He joined Banco Inter in 2015 as a technology manager, responsible for solutions for digital products, and became technology officer in 2017. He served as project coordinator and IT specialist at Gol Linhas Aéreas, from 2009 to 2012, and at Smiles S.A., from 2012 to 2015. Guilherme holds a degree in Electrical Engineering, a postgraduate degree in Financial Management and is currently enrolled in the Innovation and Entrepreneurship Certificate Program at Stanford University. Marco Antônio Araújo Filho  Chief Legal & Compliance Officer (CLCO) Brazilian Experience: Marco Antônio Martins Araújo Filho has been appointed as the Global Chief Legal & Compliance Officer of Inter&Co in April 2025. Before joining Inter&Co, Marco served as Chief Legal and Compliance Officer at Nubank (2020-2023). Previously, he held the positions of Global General Counsel at HSBC (2014-2020), General Counsel at Banco Santander (2008-2014), General Counsel Latin America at Banco Real ABN AMRO (2003-2008), and Senior Lawyer at Banco Itaú BBA (1994-2003). He has a bachelor’s degree in law from Universidade de Brasília (1987) and LLM from Fordham University School of Law (1992). With his extensive experience, Marco Araújo is responsible for leading the global compliance, legal, and public policy teams while also driving the expansion and development of the Company and its subsidiaries. Marlos Araújo Chief Risk Officer (CRO) Brazilian Experience: Marlos Francisco de Araújo is the Chief Risk Officer at Inter&Co and Banco Inter. Has over 20 years of experience in the financial market, with a strong background in corporate risk management, financial controls, compliance, governance, and operational efficiency. Since March 2023, he has served as Director of the Brazilian Association of Publicly-Held Companies (Abrasca). Prior to that, he spent 14 years at Banco Bradesco S.A., holding leadership positions such as Chief Risk Officer (CRO) from 2022 to 2023, responsible for corporate risks, internal controls, compliance, security, and strategic intelligence; Departmental Director of Organizational Risks from 2017 to 2022; Departmental Director of Financial Controls from 2013 to 2017; Superintendent of Processes and Efficiency from 2011 to 2013; and Superintendent of Financial Controls from 2009 to 2010. In parallel with his role at Bradesco, he also served as Risk Director at FEBRABAN from 2019 to 2023, coordinating regulatory and strategic discussions between financial institutions and regulators. He holds a Bachelor’s degree in Business Administration (1998) and a Master’s degree in Business Administration from FEA-USP (2003). In 2010, he completed the Advanced Management Program (AMP) at Harvard Business School. 58

Corporate Governance 2025 Corporate Structure Rodrigo Gouveia Chief Commerce Officer (CCO) Brazilian Experience: Rodrigo holds a degree in Business Administration with focus on Marketing from the University of San Francisco, California (2000). He has over 20 years of experience in communication and business, including 17 years in senior leadership roles as Business Director at WPP Group agencies (Y&R, Wunderman, and VML) in Brazil, as well as serving as Global Client Partner for Latin America at Facebook. Joined Banco Inter in July 2019 as Marketplace Director, leading the strategic development and implementation of the Super App initiative, integrating the Bank’s financial and non-financial services marketplace. Antônio Cassio Segura US Country Manager Brazilian Experience: Previously he worked as Executive Vice President of Institutional Sales at YellowFi Managements LLC and Bright Capital LLC, and President & CEO of Banco do Brasil Americas, after working as the General Manager of Banco do Brasil S.A. Miami Branch. Graduated in Business Administration and MBA from University of São Paulo, Master of Science in Marketing & Innovation from The University Center of FEI and participated of the Advanced Management Program in Business Administration and Management from The University of Chicago Booth School of Business. Over the past three years, we successfully integrated more than 15 new officers in our team from the broader market. High-performing professionals continuously choose to join Inter driven by our robust corporate culture, proven execution capabilities, and clear upside potential. 59

Corporate Governance | 2025 | Regulatory Environment & Compliance

Regulatory Environment & Compliance

Regulatory compliance is a foundational element of institutional longevity. The Compliance function reports directly to the Audit Committee, the Risk Committee, and the Board of Directors, ensuring independent oversight at the highest strategic level. Our automated compliance infrastructure distributes regulatory updates and enforces mandatory policy acceptance across the organization, guaranteeing that foundational documents—such as the Code of Conduct and Ethics, Anti-Corruption Policy, and Privacy Policy—are systematically integrated into daily operations.

The Compliance function reports directly to the Audit Committee, the Risk Committee, and the Board of Directors

Data Governance: Privacy and Information Security

With tens of millions of customers continuously generating data across a platform of seven integrated verticals, data protection and privacy are non-negotiable pillars of Inter's compliance model. The company operates in compliance with the General Data Protection Law (LGPD) in Brazil and with equivalent international regulations, including the California Consumer Privacy Act (CCPA) and the Gramm-Leach-Bliley Act (GLBA) applicable to its U.S. operations.

All personal data collected within the Integrity Due Diligence process is used exclusively for integrity evaluation purposes, in strict observance of the LGPD and applicable international legislation. Employee conduct around data is governed by the Privacy Policy and internal documents: passwords and system access are personal and non-transferable; customer, partner, and employee data is strictly confidential and may only be processed by those with the necessary authorization; and data use must be limited to the purpose for which it was originally collected.

Protecting the financial ecosystem is a core priority, focusing on early risk identification and targeted intervention. Inter's customer protection framework operates dynamically to reduce unnecessary friction while maintaining strict safeguards. Processing over 30 million daily transactions[1], including 18 million daily Pix transfers[2], our data platform demands robust, automated oversight.

Deploying AI to increase security and fraud losses


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Note 1 : As of December/2025. Note 2 : Data referring to the amount of Pix transactions successfully processed in Mar/2026.

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Corporate Governance 2025 Regulatory Environment & Compliance Corporate Integrity Inter maintains a structured integrity and anti-corruption program, supported by the Code of Conduct and Ethics — applicable to all employees, administrators, board members, interns, apprentices, and third parties who interact with the group — and by the publicly disclosed Anti-Corruption Policy. The program aims to mitigate the risks of bribery, corruption, and fraud across all operations of the group, with zero tolerance for any conduct that compromises the company's integrity. Inter's anti-corruption framework explicitly prohibits all forms of active and passive corruption, bribery, fraud, and facilitation payments — regardless of the amount involved or the jurisdiction where the interaction takes place. All employees and third parties acting on behalf of Inter are strictly prohibited from directly or indirectly offering, promising, authorizing, or receiving any undue advantage — whether payments, gifts, hospitality, or any item of value — to or from public officials, in order to influence, facilitate, or reward any official action for the benefit of Inter or any third party. Interactions with public officials must be conducted exclusively by authorized employees, administrators, or third parties, always in accordance with the Anti-Corruption Policy, the Code of Conduct and Ethics, Interaction with Public Officials Procedure and applicable legislation. All relevant interactions with public officials must be documented through the designated form available on Inter's internal system, within a maximum of two business days after the interaction and reported to the Compliance area — with escalation to the Ethics Committee whenever necessary. Political donations — whether to political parties, campaigns, or candidates for public office — are expressly prohibited in the name of Inter. The distribution of political material in the workplace is equally prohibited. Value Chain Governance & Issue Resolution Inter's commitment to integrity extends throughout its entire value chain. All suppliers, service providers, business partners, sponsors, and donation recipients undergo a rigorous Integrity Due Diligence process, conducted independently by the Compliance area. This process evaluates corruption risk, reputational integrity,conflicts of interest, and presence on national and international restricted lists — including slave labor lists, CNEP, CEIS, CEPIM, OFAC, INTERPOL, and FBI lists, among others. The recertification period varies according to the identified risk level: 36 months for low risk, 24 months for medium risk, and 12 months for high risk — with the possibility of early reassessment in case of significant changes in the third party's operations, management, or risk profile. Certain categories of engagement are classified as inherently high risk and are therefore mandatorily subject to manual analysis by the Compliance area, with the issuance of a formal opinion at the end of the process. These include sponsorships, donations, agreements with public bodies for payroll loans, and M&A transactions. When a critical finding is identified during due diligence and the business area Director chooses to proceed with the engagement, the Compliance area must submit the case to the High-Risk Third Party Deliberation Committee — a commission composed of at least three members, including representatives from the certifying area, the contract management area, and Compliance — which deliberates on whether to approve or discontinue the relationship. All contracts signed with third parties must include specific anti- corruption clauses and a commitment to follow Inter's internal policies and the Code of Conduct and Ethics. Ethics and Whistleblowing Channel The Ethics Channel is the primary mechanism for identifying illegal or unethical conduct in Inter's operations. Available 24 hours a day, 7 days a week, the channel can be accessed by employees, shareholders, and other stakeholders to report any conduct that violates the Code of Conduct and Ethics, current legislation, or the company's internal rules. The channel is managed by an independent third-party company — ensuring that all reports are handled with full integrity and anonymity, with guaranteed non- retaliation for good-faith whistleblowers. Access is available at canaldeetica.com.br/interco or by phone at 0800-887-0077 (Brazilian residents), 18002464924 (US and Canadian residents). Investigations follow a structured flow coordinated by the Compliance area, and resulting measures may range from advisory actions to disciplinary measures — including warnings, suspension, dismissal for cause, and, when applicable, referral to civil and criminal proceedings. In more serious cases, the final deliberation rests with the Board of Directors as the ultimate authority. 61

Corporate Governance 2025 Regulatory Environment & Compliance Regulatory Architecture In Brazil, operations fall under the direct supervision of the Central Bank and the Brazilian Securities and Exchange Commission (CVM). The company systematically monitors these environments to adapt operations prior to formal enforcement dates. The cross-border nature of Inter's operations requires concurrent compliance across distinct regulatory landscapes. Inter&Co, Inc. adheres to U.S. Securities and Exchange Commission (SEC) and Nasdaq regulations, while other subsidiary companies of the group operate under the rules applicable in the U.S., Brazil, the Cayman Islands, and other relevant jurisdictions.  ESG ESG Sustainable Value Creation Inter’s commitment to sustainable value creation is structured around the principles of Environmental, Social, and Governance (ESG). As detailed in the preceding sections of this report, Corporate Governance—the foundational "G" of this framework—is one of the most important structural bedrock of our operations. Having established our rigorous governance frameworks, regulatory compliance protocols, and risk management structures, this section focuses on the remaining two elements: the Environmental and Social dimensions of business. Inter’s approach to these Environmental and Social principles is inherently embedded within our core business model. Operating through a fully digital infrastructure, we are sustainable by design.  This digital-native structure ensures a structurally low carbon footprint and minimal greenhouse gas emissions compared to traditional physical banking operations. Beyond resource efficiency, our operational framework serves a critical social function: driving the financial education and inclusion of the Brazilian population.  Environmental Operational Decarbonization and Resource Efficiency Because Inter’s operational model is structurally digital, it leverages cloud-based infrastructure to inherently limit the physical footprint associated with corporate operations. The Company’s environmental strategy focuses on optimizing energy efficiency across our corporate facilities, managing the carbon intensity of our data architecture, and mitigating Scope 3 supply chain emissions.  62

Corporate Governance | 2025 | ESG

Energy and Carbon Reporting: Emissions Inventory and Methodology

The Company structures its greenhouse gas (GHG) emissions reporting in accordance with the standard protocols of the Greenhouse Gas Protocol (GHG Protocol). In the financial year ended December 2024, our direct operational energy consumption represented a controlled proportion of our overall carbon footprint, consistent with our digital-first matrix. Energy efficiency measures during the year prioritized the optimization of corporate headquarters and regional hubs, focusing on intelligent building management systems and lighting efficiency. For cloud computing and data center operations, which constitute a significant portion of our technological infrastructure, we prioritize partnerships with providers that demonstrate structured commitments to renewable energy and carbon neutrality.


Programa Brasileiro
GHG Protocol
PRATA
2024
INVENTÁRIO COMPLETO

As of the publication date of this report, the consolidated GHG emissions inventory for the 2025 fiscal year is pending final measurement and verification. Consequently, the environmental metrics disclosed herein reflect the finalized 2024 reporting cycle.

Greenhouse Gas Emissions and Energy Consumption (2023-2024)[1]

Metrics	2023	2024
Energy consumption used to calculate emissions	3,343,000 kWh	3,565,180 kWh
Total direct emissions (Scope 1)	2,867 tCO_2e	4,312 tCO_2e
Emissions from purchased electricity (Scope 2, location-based)	135,832 tCO2e	205,123 tCO_2e
Value chain emissions (Scope 3)	1,932.045 tCO_2e	2,006.258 tCO_2e
Total Gross Emissions	2,070.744 tCO_2e	2,215.693 tCO_2e

To complement these quantitative metrics, the company's climate management strategy encompasses several sustainability initiatives integrated into its operations and value chain. The headquarters located in Belo Horizonte holds the international LEED Gold certification and the Procel seal for energy efficiency. The internal engineering team continuously develops efficiency projects, such as the installation of solar adhesives on the building's louvers, a prototype wind turbine made from reused PET bottles, and the application of regenerative energy in elevator braking systems. The environmental commitment also extends to third parties through the Social, Environmental, and Climate Responsibility Policy, which requires the inclusion of specific risk management clauses in contracts with high-exposure suppliers.

Social Impact

Financial Education

Operating as a foundational component of the corporate strategy, financial education is a primary mechanism to optimize client decision-making and enhance the overall health of the Inter ecosystem. This directive is formally embedded within the Company's Code of Conduct and Ethics, establishing financial education as a structural requirement of our operational standards.

To foster long-term engagement and sustainable revenue generation, Inter deploys financial education as a strategic instrument. We offer a comprehensive suite of accessible products and solutions designed to facilitate informed financial decision-making. Furthermore, the integration of Seven—our multi-agent AI framework—enables scalable, personalized knowledge sharing. This infrastructure ensures that clients fully comprehend the underlying mechanics of their consumption and investment choices. The ecosystem is further supported by dedicated educational tools, including "Inter Educa" and "Invest Fácil".

Note 1: Further definitions are in the Glossary section of this Presentation.

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Corporate Governance 2025 ESG My Piggy Bank: an important tool to start investing for the future A central component of our financial inclusion strategy is fostering disciplined capital accumulation among retail clients. Through "Meu Porquinho" (My Piggy Bank), Inter provides a streamlined mechanism that encourages consistent saving behaviors. By simplifying the process of setting and tracking financial objectives, this feature addresses structural barriers to financial resilience, empowering users to build emergency reserves and allocate capital efficiently. The efficacy of this tool is evidenced by strong user adoption and behavioral shifts toward sustainable financial planning: > 3 million savings goals set via Meu Porquinho in 20251 Note 1: Considering unique goals My Credit Journey: transparency to build healthier credit habits Similarly, "My Credit Journey" addresses the critical need for transparency in consumer credit management. This embedded hub translates complex underwriting criteria and limit-setting methodologies into actionable insights for the user. By integrating credit issuance with behavioral education, the platform guides clients on how to improve their creditworthiness, manage debt responsibly, and avoid default. This proactive approach aligns Inter's social objective of financial empowerment with the Company's strategic mandate to optimize portfolio quality and mitigate credit risk. 64

Corporate Governance 2025 ESG Inter Invest Summit: Knowledge Transfer In 2025, the Company hosted the Inter Invest Summit, a proprietary event designed to bridge the knowledge gap between asset managers, market specialists, and retail investors. Held at Arena MRV in Belo Horizonte, the summit served as a physical extension of our digital educational mandate, democratizing access to institutional-grade insights across macroeconomics, fixed income, equities, funds, and international allocations. The program featured executive leadership alongside prominent market specialists and asset managers who led thematic panels and keynote presentations. By fostering direct engagement and high-level knowledge transfer, the event reinforced Inter's positioning as a central educational hub within the Brazilian financial ecosystem. 6,000 participants at the Inter Invest Summit 8 hours of educational programming delivered across thematic panels. 65

Corporate Governance 2025 ESG Corporate-Led Impact: Philanthropy and Community Advancement Alongside our platform-enabled educational efforts, the Company is committed to fulfilling targeted social impact initiatives in the communities where we operate. The Company's capital allocation for philanthropic efforts is strictly governed by institutional compliance protocols. All resource distributions and sponsorships undergo mandatory integrity due diligence by the Compliance department, ensuring tax regularity and alignment with corporate governance standards.   Inter channels resources to non-profit entities operating across multiple municipalities in the state of Minas Gerais. The main focus of such philanthropic efforts is to promote social inclusion, professional training, education, access to  formal employment, housing, food, healthcare, culture, sports and leisure to vulnerable demographics. > 4,000 individuals integrated annually into CEDIPRO's vocational and income-generation frameworks > 350 children and teenagers directly supported at Pavonian Assistance Works and income-generation frameworks 3,500 gifts distributed to foster community integration and support 66

2025 Other information

Other information 2025 About the report This annual report presents the financial, operational, and strategic performance of Inter for the fiscal year ended December 31, 2025. The document consolidates an analytical overview of the Company’s ecosystem, the technological infrastructure supporting our operational expansion, and the execution metrics that drive long-term shareholder value. Furthermore, it encompasses our audited financial statements, prepared in accordance with International Financial Reporting Standards (IFRS), alongside management's discussion and analysis of the consolidated results. Throughout this document, certain operational and financial metrics for the 2025 fiscal year are compared against data from the third quarter of 2022 (3Q22). This specific comparative baseline is utilized because 3Q22 marks the official launch of the "60-30-30" strategic plan. Operating as a fundamental milestone for the Company, this reference period provides stakeholders with a structural perspective on the business's transformation, clearly illustrating the execution trajectory and the materialization of our strategic objectives over the cycle. For the purposes of this report, unless otherwise indicated or dictated by context, references to "Inter&Co," "Inter," or the "Company" designate Inter&Co, Inc. and its consolidated subsidiaries, including Banco Inter S.A. The term "Banco Inter" refers exclusively to Banco Inter S.A., a Brazilian publicly traded entity, and its direct subsidiaries. This report is publicly accessible through the Inter&Co Investor Relations portal, as well as the official disclosure systems of the Brazilian Securities and Exchange Commission (CVM) and the United States Securities and Exchange Commission (SEC). Inquiries regarding the financial and operational content of this document may be directed to the Investor Relations team at ir@inter.co. Credits: Editing & Layout: João Vítor Cardoso 68

Other information Glossary Activation Rate Number of active clients at the end of given period/ Total number of clients at the end of a given period. Cost of funding Interest expenses X 4 Average of last 2 quarters Interest bearing liabilities (demand deposits, time deposits, savings deposits, creditors by resources to release, securities issued, securities sold under agreements to repurchase, interbank deposits and others) Active clients We define an active client as a client at any given date that was the source of any amount of revenue for us in the preceding three months, or/and a client that used products that do not generate revenues in the preceding three months (e.g.: pix, wire transfers, etc.). For Inter Insurance, we calculate the number of active clients for our insurance brokerage operations as the number of beneficiaries of insurance policies effective as of a particular date. For Inter Invest, we calculate the number of active clients as the number of individual accounts that have invested on our platform over the applicable period. Active clients per employee Active clients at the end of a given period Number of employees of the end of the period ARPAC per quarterly cohort Total Gross revenue net of interest expenses of a given cohort divided by the average number of active clients in the current and previous periods1. Cohort is defined as the period in which the client started his relationship with Inter. Basel ratio Referential equity Risk weighted assets Cost of risk We calculate Cost of Risk as impairment losses on financial assets divided by the average Credit-Sensitive Portfolio for the current and prior year end Impairment losses on financial assets × 4 Average of last 2 periods Credit - Sensitive Portfolio (Other securities + Gross Loan Portfolio) Cost-to-serve (CTS) (Personnel Expense + Administrative Expenses + Depreciation and Amortization) ÷ 3 Average of the last 2 periods Active Clients Coverage ratio Provision for expected credit loss + Provision for expected credit losses on loan commitments Overdue higher than 90 days Cross-Selling Index (CSI) ΣNumber of used products (Active Clients in the Begining of the quarter + Active Clients in the end of the quarter) ÷ 2 Note 1: Average number of active clients in the current and previous periods: For the first period, is used the total number of active clients in the end of the period. 69

Other information Credit-Sensitive Portfolio Other Securities + Gross Loan Portfolio Fee income ratio Net result from services and commissions + Other revenue Net Interest Income + Net result from services and comissions + Other revenue - Tax expense Earning portfolio (IEP) Cash and cash equivalents + Amounts due from financial institutions, net of provision for expected credit losses + Deposits at Central Bank of Brazil + Securities, net of provision for expected credit losess + Derivative financial assets + Loans and advances to customers, net of provisions for expected credit losses + Interbank onlending Funding Deposits from customers + Securities issued + Securities sold under agreements to repurchase + Interbank deposits + Borrowing and onlending Efficiency Ratio Efficiency Ratio is our SG&A divided by the revenues less the following tax expenses: PIS/ COFINS, ISSQN, and other taxes, as presented in Note 31 of our Audited Financial Statements. Revenues are presented gross of PIS/COFINS, ISSQN and other taxes in the statements of income. Personnel expense + Administrative expenses + Depreciation and amortization Net Interest Income + Net result from services and comissions + Other revenue- Tax expenses + Taxes on interest on own capital Greenhouse Gas (GHG) emissions These emissions cover the following scopes: Scope 1: Direct emissions from sources owned or controlled by the organization. Scope 2: Indirect emissions from the purchase of electricity and heat consumed by the company. Scope 3: Other indirect emissions. Gross ARPAC (Interest income + (Revenue from services and comissions - Cashback - Inter rewards) + Income from securities and derivarives + Other revenue) ÷ 3 Average of the last 2 periods Active Clients Fee-Based ARPAC Revenues from services and commissions + Other Revenues + Cashback Expenses + Inter Loop) ÷ 3 Average of the last 2 periods Active Clients Gross loan portfolio Loans and Advance to Customers + Loans to financial institutions 70

Other information Gross loans per active client Gross Loans Portfolio Number of active clients at the end of a given period Interest-Based ARPAC (Interest Income) ÷ 3 Average of the last 2 periods Active Clients Net interest income Interest Income + Interest Expenses + Income from securities + Income from derivatives Net revenue Net interest income + Net fee income Net revenue per employee Net Revenue of a given period Average of last 2 periods Employees NIM Excluding Credit Card Transactor Portfolio  Net interest income and income from securities, derivatives and foreign Exchange × 4 Average of 2 Last Quarters Earning Portfolio (Cash and cash equivalents + Amounts due from financial institutions, net of provisions for expected credit losses + Deposits at Central Bank of Brazil - Securities, net of provisions for expected losses + Derivative financial assets + Loans and advances to customers, net of provisions for expected credit losses - Interbank deposits) NPL 15 to 90 days Overdue 15 to 90 days Loans and Advance to Custumers NPL > 90 days Overdue higher than 90 days Loans and Advance to Custumers NPL formation Overdue balance higher than 90 days in the current quarter - Overdue balance   higher than 90 days in the previous quarter + Write - off change in the current quarter Total loans and advance to customers in the previous quarter Other Securities We define Other Securities as the sum of the following securities: Debentures, Certificates of real estate receivables, Investment fund shares, Certificates of agricultural receivables, Fixed- term deposit with special guarantee, Commercial promissory notes, Rural product bill, Bank deposit certificates, Agribusiness credit bills (LCA), Real estate credit bills (LCI), Financial bills (LF), and Development bills of credit, each of them classified according to the respective measurement category. Primary Banking Relationship The primacy score analyzes 17 features and holistically measures customers' relationship with Inter against their relationship with other financial institutions, such that we consider "Primary" customers those who have Inter as one of their most engaged financial institutions. 71

Other information Return on Average Equity (ROE) (Profit (loss) for the quarter) × 4 Average of last 2 quarters of total shareholder's equity Risk-Adjusted NIM Excluding Credit Card Transactor Portfolio (Net interest income and income from securities, derivatives   and foreign exchange - Impairment losses on financial assets) ×4 Average of 2 Last Quarters Earning Portfolio (Cash and cash equivalents + Amounts due from financial institutions, net of provisions for expected credit losses + Deposits at Central Bank of Brazil + Securities, net of provisions for expected losses+ Derivative financial assets + Loans and advances to customers, net of provisions for, expected credit losses - Interbank deposits - Credit card transactor portfolio) SG&A Administrative Expenses + Personnel Expenses + Depreciation and Amortization Stage 3 formation Stage 3 balance in the current quarter - Stage 3 balance in the previous quarter + Write - off change in the current quarter Total loans and advance to customers in the previous quarter Total gross revenue We define Total Gross Revenue as the sum of interest income, net revenues from services and commissions, cashback expenses, Inter Loop, other revenues, income from securities, derivatives and foreign exchange. Interest income + Net revenues from services and commisions + Cashback expenses + Inter Loop + Other revenues + Income from securities, derivatives and foreign exchange 72

Disclaimer This report may contain forward-looking statements regarding Inter, anticipated synergies, growth plans, projected results and future strategies. While these forward-looking statements reflect our Management’s good faith beliefs, they involve known and unknown risks and uncertainties that could cause the company’s results or accrued results to differ materially from those anticipated and discussed herein. These statements are not guarantees of future performance. These risks and uncertainties include, but are not limited to, our ability to realize the amount of projected synergies and the projected schedule, in addition to economic, competitive, governmental and technological factors affecting Inter, the markets, products and prices and other factors. In addition, this presentation contains managerial numbers that may differ from those presented in our financial statements. The calculation methodology for these managerial numbers is presented in Inter’s quarterly earnings release. Statements contained in this report that are not fact or historical information may be forward-looking statements under the terms of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may, among other things, beliefs related to the creation of value and any other statements regarding Inter. In some cases, terms such as “estimate”, “project”, “predict”,“ plan”, “believe”, “can”, “expectation”, “anticipate”, “intend”, “aimed”, “potential”, “may”, “will/shall” and similar terms, or the negative of these expressions, may identify forward looking statements. These forward-looking statements are based on Inter's expectations and beliefs about future events and involve risks and uncertainties that could cause actual results to differ materially from current ones. Any forward-looking statement made by us in this document is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise. For additional information that about factors that may lead to results that are different from our estimates, please refer to sections “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” ofInter&Co Annual Report on Form 20 F. The numbers for our key metrics  Unit Economics), which include active users, as average revenue per active client ARPAC, cost to serve CTS, are calculated using Inter’s internal data. Although we believe these metrics are based on reasonable estimates, there are challenges inherent in measuring the use of our business. In addition, we continually seek to improve our estimates, which may change due to improvements or changes in methodology, in processes for calculating these metrics and, from time to time, we may discover inaccuracies and make adjustments to improve accuracy, including adjustments that may result in recalculating our historical metrics. The Rule of 50 referenced in this document is intended as a conceptual framework—a "North Star"—developed by Inter for strategic alignment. It is not meant to serve as financial guidance, advice, or an actionable recommendation. Any use of this framework should consider the specific circumstances, risks, and objectives relevant to each individual or entity. About Non-IFRS Financial Measures To supplement the financial measures presented in this press release and related conference call, presentation, or webcast in accordance with IFRS, Inter&Co also presents non-IFRS measures of financial performance, as highlighted throughout the documents. The non-IFRS Financial Measures include, among others: Adjusted Net Income, Cost to Serve, Cost of Funding, Efficiency Ratio, Underwriting, NPL > 90 days, NPL 15 to 90 days, NPL and Stage 3 Formation, Cost of Risk, Coverage Ratio, Funding, All-in Cost of Funding, Gross Merchandise Volume (GMV), Premium, Net Inflows, Global Services Deposits and Investments, Fee Income Ratio, Client Acquisition Cost, Cards+PIX TPV, Gross ARPAC, Net ARPAC, Marginal NIM 1.0, Marginal NIM 2.0, Net Interest Margin IEP + Non-int. CC Receivables (1.0), Net Interest Margin IEP (2.0), Cost-to-Serve, Risk-Adjusted Net Interest Margin IEP + Non-int. CC Receivables (1.0), Risk Adjusted Net Interest Margin IEP (2.0), Risk Adjusted Efficiency Ratio, Credit Card EBT Margin . A “non-IFRS financial measure”refers to a numerical measure of our historical or financial position that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with IFRS in our financial statements. We provide certain non-IFRS measures as additional information relating to its operating results as a complement to results provided in accordance with IFRS. The non-IFRS financial information presented herein should be considered together with, and not as a substitute for or superior to, the financial information presented in accordance with IFRS. There are significant limitations associated with the use of non-IFRS financial measures. Further, these measures may differ from the non-IFRS information, even where similarly titled, used by other companies and therefore should not be used to compare Inter&Co’s performance to that of other companies. For a reconciliation of Gross Loan Portfolio, SG&A, Efficiency Ratio, ROAE, Other Securities, Credit-Sensitive Portfolio, Cost of Risk, Funding, Cost of Funding, Total Gross Revenue, Interest-Earning Portfolio, NIM, and NIM Excluding Credit Card Transactor Portfolio, see our Annual Report on Form 20-F for the fiscal year ended December 31, 2025. For a reconciliation of our other non-IFRS measures, see the glossary of this presentation. 73